UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    or    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit number
101. INS	XBRL Instance Document

101. SCH	XBRL Taxonomy Extension Schema

101. CAL	XBRL Taxonomy Extension Calculation Linkbase

101. DEF	XBRL Taxonomy Extension Definition Linkbase

101. LAB	XBRL Taxonomy Extension Label Linkbase

101. PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Ohta
Name: Jun Ohta
Title: Deputy President and Executive Officer Group Chief Financial Officer

Date: December 20, 2018

This document contains a review of our financial condition and results of operations for the six months ended September 30, 2018.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (the “Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will,” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

FINANCIAL REVIEW

Sumitomo Mitsui Financial Group, Inc. (“we,” “us,” “our,” the “Company” or “SMFG”) is a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”), SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Cedyna Financial Corporation (“Cedyna”), SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), The Japan Research Institute, Limited (“The Japan Research Institute”), Sumitomo Mitsui Asset Management Company, Limited (“SMAM”) and other subsidiaries and affiliates. Through our subsidiaries and affiliates, we offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services. References to the “SMBC Group” are to us and our subsidiaries and affiliates taken as a whole.

RECENT DEVELOPMENTS

Operating Environment

Economic Environment

Our results of operations and financial condition are significantly affected by developments in Japan as well as the global economy.

Japanese gross domestic product (“GDP”) increased by 0.7% on a quarter-on-quarter basis for the period from April to June 2018 based on data published in December 2018 by the Cabinet Office of the Government of Japan, primarily due to increases in private consumption and capital investments by businesses. However, for the period from July to September 2018, the quarter-on-quarter growth rate of Japanese GDP was minus 0.6%, primarily due to decreases in private consumption, capital investments by businesses and exports of goods and services.

Private consumption increased by 0.7% on a quarter-on-quarter basis for the period from April to June 2018, reflecting the steady improvement in the employment and income situation. However, for the period from July to September 2018, it decreased by 0.2% on a quarter-on-quarter basis, primarily due to natural disasters such as heavy rains, typhoons and earthquakes.

Private investment consists of capital investments by businesses and private residential investments. For the period from April to June 2018, capital investments by businesses increased by 2.8% on a quarter-on-quarter basis, since corporate earnings and business sentiment continued to improve. However, for the period from July to September 2018, they decreased by 2.8% on a quarter-on-quarter basis, primarily due to natural disasters. On the other hand, for the period from April to June 2018, private residential investments decreased by 1.9% on a quarter-on-quarter basis, reflecting the downward trend of both the number of dwelling units and the area of floor space for new construction starts of dwellings in the second half of the previous fiscal year. However, they increased by 0.7% on a quarter-on-quarter basis for the period from July to September 2018.

For both periods from April to June 2018 and July to September 2018, the contribution of changes in private inventories to Japanese GDP growth was neutral on a quarter-on-quarter basis.

Exports of goods and services increased by 0.3% on a quarter-on-quarter basis for the period from April to June 2018. However, for the period from July to September 2018, they decreased by 1.8% on a quarter-on-quarter basis, primarily due to supply-side constraints caused by natural disasters.

Imports of goods and services increased by 1.0% on a quarter-on-quarter basis for the period from April to June 2018. However, they decreased by 1.4% on a quarter-on-quarter basis for the period from July to September 2018.

Industrial production, as a whole, increased moderately throughout the six months ended September 30, 2018.

The active job openings-to-applicants ratio continued to steadily improve. The unemployment rate remained relatively low, and it was 2.3% in September 2018, a decrease of 0.5 percentage points from the same month of the previous year, based on the Labor Force Survey by the Statistics Bureau in the Ministry of Internal Affairs and Communications. Compensation of employees increased by 1.6% on a quarter-on-quarter basis for the period from April to June 2018. For the period from July to September 2018, it decreased by 0.4% on a quarter-on-quarter basis but still increased by 1.3% on a year-to-year basis.

According to Teikoku Databank, a research institution in Japan, there were approximately 4,000 corporate bankruptcies in Japan for the six months ended September 30, 2018, a decrease of 4.4% from the same period in the previous year, involving approximately ¥0.8 trillion in total liabilities, a decrease of 53.4% from the same period in the previous year.

Interest rates in Japanese financial and capital markets are affected by the monetary policy measures of the Bank of Japan (“BOJ”). In 2016, in addition to the existing provision of ample funds, the BOJ introduced “quantitative and qualitative monetary easing with a negative interest rate” as part of its “quantitative and qualitative monetary easing,” and “quantitative and qualitative monetary easing with yield curve control.” Under this policy framework, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ. Moreover, the BOJ indicated it would purchase Japanese government bonds so that the yield of the 10-year Japanese government bonds would be close to around 0% to control long-term interest rates. In July 2018, the BOJ decided to introduce forward guidance for policy rates, which states that the BOJ intends to maintain the current extremely low levels of short- and long-term interest rates for an extended period of time, and to conduct market operations as well as asset purchases in a more flexible manner, with a view to persistently continuing with powerful monetary easing. Under such circumstances, the uncollateralized overnight call rate, which is the benchmark short-term interest rate, remained negative for the six months ended September 30, 2018. The yield on newly issued Japanese government bonds with a maturity of 10 years, which is the benchmark long-term interest rate, was slightly above 0% for the same period.

The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, rose from ¥21,454.30 at March 30, 2018 to ¥24,120.04 at September 28, 2018.

The yen depreciated against the U.S. dollar from ¥106.19 at March 30, 2018 to ¥113.44 at September 28, 2018, according to the statistical data published by the BOJ.

The global economy, as a whole, continued to recover gradually for the six months ended September 30, 2018. For the six months ended September 30, 2018, the U.S. economy expanded, supported by robust private consumption, reflecting the steady improvement in the employment and income situation. The European economy continued to recover gradually for the six months ended September 30, 2018, although its pace of growth slowed down. The Chinese economy was gradually picking up, but showed some signs of slowing down toward the end of the period. The growth momentum in other Asian economies, as a whole, gradually headed toward recovery for the six months ended September 30, 2018.

Regulatory Environment

In addition to economic factors and conditions, we expect that our results of operations and financial condition will be significantly affected by regulatory trends.

Capital Adequacy Requirements

Each year, the Financial Stability Board (“FSB”) publishes a list of global financial institutions that it has identified as Global Systemically Important Banks (“G-SIBs”) based on the methodology issued by the Basel

Committee on Banking Supervision (“BCBS”). G-SIBs included on the list are required to maintain an amount of Common Equity Tier 1 (“CET1”) capital above the Basel III minimum requirement and applicable capital conservation buffer to discourage such financial institutions from becoming even more systemically important. This is commonly known as the G-SIB capital surcharge.

The G-SIB capital surcharge started to be phased in from January 2016 and, when fully implemented in January 2019, will range from 1% to 2.5% of risk-weighted assets depending upon a bank’s systemic importance as determined by the FSB.

We have been included in the list of G-SIBs each year since the initial list was published in November 2011, and were included on the list published in November 2018. Based on that list, the additional CET1 capital as a percentage of risk-weighted assets we are currently required to maintain under the phase-in requirement is 0.5% and will be 1% when the requirement is fully applied from January 2019.

U.S. Sanctions on Iran

On August 6, 2018, President Trump issued Executive Order 13846, which reinstates provisions of certain Executive Orders that had been revoked in January 2016 to implement Joint Comprehensive Plan of Action (“JCPOA”) agreed to by the five permanent members of the United Nations Security Council plus Germany and Iran, with the European Union. Executive Order 13846 also adds authorities to impose blocking or correspondent account sanctions on foreign financial institutions providing support or services to, or facilitating significant financial transactions on behalf of, certain sanctioned persons and expands the menu of available sanctions for certain significant transactions involving petroleum, petroleum products and petrochemical products that became sanctionable after November 5, 2018.

As of November 5, 2018, following the conclusion of the 90- and 180-day “wind-down” periods for activities permitted under or consistent with the JCPOA, all U.S. sanctions (both primary and secondary) that had been waived or lifted under the JCPOA were re-imposed and fully effective. On the same day, it was announced that Japan is one of the countries that was granted a significant reduction exception authorizing, among other things, financial institutions based in those countries to engage in certain transactions related to the purchase of petroleum or petroleum products from Iran for a period of 180 days.

Developments Related to Our Business

Changes in principal subsidiaries, associates and joint ventures

On April 1, 2018, pursuant to a business integration plan announced in March 2017, Kansai Mirai Financial Group, Inc. (“Kansai Mirai”), a bank holding company in Japan, became our equity-method associate upon the completion of share exchanges between Kansai Urban Banking Corporation and THE MINATO BANK, LTD., which are our equity-method associates, and Kansai Mirai.

On November 28, 2018, based on the final agreement concerning the reorganization of our joint leasing partnership announced in March 2018, we transferred a portion of our shares of Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), a company jointly owned by us and Sumitomo Corporation (“Sumitomo Corp”), to SMFL. Upon the share transfer, our equity interest in SMFL decreased from 60% to 50% while Sumitomo Corp’s equity interest increased from 40% to 50%. As a result, SMFL ceased to be our consolidated subsidiary and became our joint venture, and its consolidated subsidiaries SMBC Aviation Capital Limited and SMFL Capital Company, Limited became our equity-method investees.

Accounting Changes

See Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

OPERATING RESULTS AND FINANCIAL CONDITION

The figures in our operating results and financial condition presented below are prepared in accordance with IFRS as issued by the International Accounting Standards Board, except for the risk-weighted capital ratios, the segment results of operation and some other specifically identified information, which are prepared in accordance with Japanese banking regulations or accounting principles generally accepted in Japan (“Japanese GAAP”), and expressed in Japanese yen, unless otherwise stated or the context otherwise requires.

On April 1, 2018, we adopted IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and have not restated comparatives as permitted by IFRS 9 or IFRS 15. See Note 2 “Summary of Significant Accounting Policies—Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

Executive Summary

Under the economic and financial circumstances described in “Recent Developments—Operating Environment,” we made a profit through our business activities including commercial banking and other financial services businesses. Our total operating income decreased by ¥123,808 million from ¥1,755,737 million for the six months ended September 30, 2017 to ¥1,631,929 million for the six months ended September 30, 2018, primarily due to decreases in net interest income and net investment income, which were partially offset by an increase in net income (loss) from financial assets at fair value through profit or loss. Our net profit decreased by ¥64,826 million from ¥479,969 million for the six months ended September 30, 2017 to ¥415,143 million for the six months ended September 30, 2018, due to the decrease in total operating income described above, which was partially offset by a decrease in impairment charges on financial assets.

Our total assets increased by ¥7,194,995 million from ¥192,175,566 million at March 31, 2018 to ¥199,370,561 million at September 30, 2018, primarily due to increases in cash and deposits with banks and loans and advances.

Our total liabilities increased by ¥7,060,605 million from ¥179,679,767 million at March 31, 2018 to ¥186,740,372 million at September 30, 2018, primarily due to increases in deposits, repurchase agreements and cash collateral on securities lent and debt securities in issue.

Our total equity increased by ¥134,390 million from ¥12,495,799 million at March 31, 2018 to ¥12,630,189 million at September 30, 2018, primarily due to increases in retained earnings and other reserves, which were partially offset by a decrease in non-controlling interests.

Operating Results

The following table presents information as to our income, expenses and net profit for the six months ended September 30, 2018 and 2017.

	For the six months ended September 30,
	2018	2017
	(In millions, except per share data)
Interest income	¥1,151,910	¥1,036,329
Interest expense	505,666	337,852

Net interest income	646,244	698,477

Fee and commission income	533,801	530,006
Fee and commission expense	97,306	99,052

Net fee and commission income	436,495	430,954

Net trading income	115,388	139,685
Net income (loss) from financial assets at fair value through profit or loss	116,361	(960)
Net investment income	42,384	222,377
Other income	275,057	265,204

Total operating income	1,631,929	1,755,737

Impairment charges on financial assets	25,260	66,992

Net operating income	1,606,669	1,688,745

General and administrative expenses	850,905	888,037
Other expenses	239,946	215,666

Operating expenses	1,090,851	1,103,703

Share of post-tax profit of associates and joint ventures	25,596	32,223

Profit before tax	541,414	617,265

Income tax expense	126,271	137,296

Net profit	¥415,143	¥479,969

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥357,436	¥426,002
Non-controlling interests	51,807	49,252
Other equity instruments holders	5,900	4,715

Earnings per share:
Basic	¥255.38	¥302.06
Diluted	255.21	301.83

Total operating income decreased by ¥123,808 million, or 7%, from ¥1,755,737 million for the six months ended September 30, 2017 to ¥1,631,929 million for the six months ended September 30, 2018, primarily due to decreases in net interest income and net investment income, which were partially offset by an increase in net income (loss) from financial assets at fair value through profit or loss. Although impairment charges on financial assets decreased, net operating income also decreased by ¥82,076 million from ¥1,688,745 million for the six months ended September 30, 2017, to ¥1,606,669 million for the six months ended September 30, 2018, due to the decrease in total operating income described above.

Net profit decreased by ¥64,826 million from ¥479,969 million for the six months ended September 30, 2017 to ¥415,143 million for the six months ended September 30, 2018, as a result of the decrease in net operating income described above and an increase in other expenses, which were partially offset by a decrease in general and administrative expenses.

Net Interest Income

The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average annualized interest rates for the six months ended September 30, 2018 and 2017.

	For the six months ended September 30,
	2018			2017
	Average balance(4)	Interest income	Average rate	Average balance(4)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks(1):
Domestic offices	¥990,974	¥1,662	0.34%	¥830,268	¥2,075	0.50%
Foreign offices	5,066,020	49,464	1.95%	4,346,465	32,204	1.48%

Total	6,056,994	51,126	1.69%	5,176,733	34,279	1.32%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	7,988,140	6,243	0.16%	8,427,962	7,499	0.18%
Foreign offices	2,927,194	20,715	1.42%	2,925,500	18,625	1.27%

Total	10,915,334	26,958	0.49%	11,353,462	26,124	0.46%

Investment securities(1)(2):
Domestic offices	9,112,616	23,975	0.53%	10,720,262	22,933	0.43%
Foreign offices	4,125,933	40,896	1.98%	3,185,670	25,071	1.57%

Total	13,238,549	64,871	0.98%	13,905,932	48,004	0.69%

Loans and advances(1) (3):
Domestic offices	61,368,597	509,375	1.66%	68,778,348	541,002	1.57%
Foreign offices	28,467,541	499,580	3.51%	27,713,101	386,920	2.79%

Total	89,836,138	1,008,955	2.25%	96,491,449	927,922	1.92%

Total interest-earning assets:
Domestic offices	79,460,327	541,255	1.36%	88,756,840	573,509	1.29%
Foreign offices	40,586,688	610,655	3.01%	38,170,736	462,820	2.42%

Total	¥120,047,015	¥1,151,910	1.92%	¥126,927,576	¥1,036,329	1.63%

	For the six months ended September 30,
	2018			2017
	Average balance(4)	Interest expense	Average rate	Average balance(4)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥83,159,708	¥27,194	0.07%	¥86,357,832	¥21,271	0.05%
Foreign offices	26,468,693	240,376	1.82%	25,257,428	154,212	1.22%

Total	109,628,401	267,570	0.49%	111,615,260	175,483	0.31%

Call money and bills sold, repurchase agreements and cash collateral on securities lent and other interest-bearing liabilities:
Domestic offices	7,059,355	13,213	0.37%	11,984,660	8,555	0.14%
Foreign offices	4,840,438	44,431	1.84%	4,442,234	20,890	0.94%

Total	11,899,793	57,644	0.97%	16,426,894	29,445	0.36%

Borrowings(1):
Domestic offices	11,321,914	38,025	0.67%	11,469,063	31,623	0.55%
Foreign offices	973,216	16,612	3.41%	1,057,662	10,938	2.07%

Total	12,295,130	54,637	0.89%	12,526,725	42,561	0.68%

Debt securities in issue(1):
Domestic offices	9,816,923	101,123	2.06%	9,083,150	78,734	1.73%
Foreign offices	2,806,373	24,692	1.76%	2,237,662	11,629	1.04%

Total	12,623,296	125,815	1.99%	11,320,812	90,363	1.60%

Total interest-bearing liabilities:
Domestic offices	111,357,900	179,555	0.32%	118,894,705	140,183	0.24%
Foreign offices	35,088,720	326,111	1.86%	32,994,986	197,669	1.20%

Total	¥146,446,620	¥505,666	0.69%	¥151,889,691	¥337,852	0.44%

Net interest income and interest rate spread		¥646,244	1.23%		¥698,477	1.19%

(1)

Interest-earning deposits with other banks, investment securities and loans and advances include those at SMFL, which are reclassified as assets held for sale. Borrowings and debt securities in issue include those at SMFL, which are reclassified as liabilities directly associated with the assets held for sale.

(2)

Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

(3)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.
(4)

Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the six months ended September 30, 2018 compared to the six months ended September 30, 2017.

	Six months ended September 30, 2018 compared to six months ended September 30, 2017 Increase / (decrease)
	Volume	Rate	Net change
		(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥353	¥(766)	¥(413)
Foreign offices	5,904	11,356	17,260

Total	6,257	10,590	16,847

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	(382)	(874)	(1,256)
Foreign offices	11	2,079	2,090

Total	(371)	1,205	834

Investment securities:
Domestic offices	(3,772)	4,814	1,042
Foreign offices	8,404	7,421	15,825

Total	4,632	12,235	16,867

Loans and advances:
Domestic offices	(60,343)	28,716	(31,627)
Foreign offices	10,784	101,876	112,660

Total	(49,559)	130,592	81,033

Total interest income:
Domestic offices	(64,144)	31,890	(32,254)
Foreign offices	25,103	122,732	147,835

Total	¥(39,041)	¥154,622	¥115,581

	Six months ended September 30, 2018 compared to six months ended September 30, 2017 Increase / (decrease)
	Volume	Rate	Net change
		(In millions)
Interest expense:
Deposits:
Domestic offices	¥(827)	¥6,750	¥5,923
Foreign offices	7,712	78,452	86,164

Total	6,885	85,202	92,087

Call money and bills sold, repurchase agreements and cash collateral on securities lent and other interest-bearing liabilities:
Domestic offices	(4,581)	9,239	4,658
Foreign offices	2,025	21,516	23,541

Total	(2,556)	30,755	28,199

Borrowings:
Domestic offices	(410)	6,812	6,402
Foreign offices	(936)	6,610	5,674

Total	(1,346)	13,422	12,076

Debt securities in issue:
Domestic offices	6,707	15,682	22,389
Foreign offices	3,507	9,556	13,063

Total	10,214	25,238	35,452

Total interest expense:
Domestic offices	889	38,483	39,372
Foreign offices	12,308	116,134	128,442

Total	¥13,197	¥154,617	¥167,814

Net interest income:
Domestic offices	¥(65,033)	¥(6,593)	¥(71,626)
Foreign offices	12,795	6,598	19,393

Total	¥(52,238)	¥5	¥(52,233)

Interest Income

Our interest income increased by ¥115,581 million, or 11%, from ¥1,036,329 million for the six months ended September 30, 2017 to ¥1,151,910 million for the six months ended September 30, 2018. This increase was primarily due to an increase in interest income on loans and advances. Interest income on loans and advances increased by ¥81,033 million, or 9%, from ¥927,922 million for the six months ended September 30, 2017 to ¥1,008,955 million for the six months ended September 30, 2018, primarily due to performance in our foreign offices, which was partially offset by a decrease at domestic offices reflecting the exclusion of loans and advances made by Kansai Urban Banking Corporation (“KUBC”) and THE MINATO BANK, LTD. (“The Minato Bank”), which ceased to be our subsidiaries and became our equity method associates for the fiscal year ended March 31, 2018. Interest income on loans and advances at foreign offices increased by ¥112,660 million, or 29%, from ¥386,920 million for the six months ended September 30, 2017 to ¥499,580 million for the six months ended September 30, 2018, due to increases in both the average rate and volume of loans to foreign customers.

Interest Expense

Our interest expense increased by ¥167,814 million, or 50%, from ¥337,852 million for the six months ended September 30, 2017 to ¥505,666 million for the six months ended September 30, 2018, primarily due to increases in interest expense on deposits and debt securities in issue. Our interest expense on deposits increased by ¥92,087 million, or 52%, from ¥175,483 million for the six months ended September 30, 2017 to ¥267,570 million for the six months ended September 30, 2018, due to an increase at foreign offices reflecting increases in both the average rate and volume. Interest expense on debt securities in issue increased by ¥35,452 million, or 39%, from ¥90,363 million for the six months ended September 30, 2017 to ¥125,815 million for the six months ended September 30, 2018, primarily due to increases in both the average rate and volume.

Net Interest Income

Our net interest income decreased by ¥52,233 million from ¥698,477 million for the six months ended September 30, 2017 to ¥646,244 million for the six months ended September 30, 2018. The decrease was primarily due to the exclusion of net interest income of KUBC and The Minato Bank, which ceased to be our subsidiaries and became our equity-method associates for the fiscal year ended March 31, 2018.

From the six months ended September 30, 2017 to the six months ended September 30, 2018, the average rate on loans and advances at domestic offices increased by 0.09 percentage points from 1.57% to 1.66%. The average rate on loans and advances at foreign offices increased by 0.72 percentage points from 2.79% to 3.51%, resulting in the total for loans and advances increasing by 0.33 percentage points from 1.92% to 2.25%. On the other hand, the average rate on deposits at domestic offices slightly increased by 0.02 percentage points from 0.05% to 0.07%, and the average rate on deposits at foreign offices increased by 0.60 percentage points from 1.22% to 1.82%, resulting in the total for deposits increasing by 0.18 percentage points from 0.31% to 0.49%.

Net Fee and Commission Income

The following table sets forth our net fee and commission income for the six months ended September 30, 2018 and 2017.

	For the six months ended September 30,
	2018	2017
	(In millions)
Fee and commission income from:
Loans	¥55,965	¥52,379
Credit card business	132,106	135,402
Guarantees	31,527	30,853
Securities-related business	71,944	60,714
Deposits	6,196	8,119
Remittances and transfers	68,910	69,474
Safe deposits	2,301	2,832
Trust fees	2,169	1,864
Investment trusts	70,294	70,003
Agency	6,206	8,329
Others	86,183	90,037

Total fee and commission income	533,801	530,006

Fee and commission expense from:
Remittances and transfers	20,635	19,543
Others	76,671	79,509

Total fee and commission expense	97,306	99,052

Net fee and commission income	¥436,495	¥430,954

Fee and commission income increased by ¥3,795 million, or 1%, from ¥530,006 million for the six months ended September 30, 2017 to ¥533,801 million for the six months ended September 30, 2018. Primary sources of fee and commission income are fees obtained through our credit card business, fees obtained through securities-related business, fees and commissions obtained through investment trusts, remittance and transfer fees, and loan transaction fees. The increase in fee and commission income was primarily due to an increase in fees obtained through securities-related business, mainly equity underwriting commissions.

Fee and commission expense decreased by ¥1,746 million, or 2%, from ¥99,052 million for the six months ended September 30, 2017 to ¥97,306 million for the six months ended September 30, 2018.

As a result, net fee and commission income increased by ¥5,541 million, or 1%, from ¥430,954 million for the six months ended September 30, 2017 to ¥436,495 million for the six months ended September 30, 2018.

Net Income (Loss) from Trading, Financial Assets at Fair Value Through Profit or Loss, and Investment Securities

The following table sets forth our net income (loss) from trading, financial assets at fair value through profit or loss, and investment securities for the six months ended September 30, 2018 and 2017.

	For the six months ended September 30,
	2018	2017
	(In millions)
Net trading income:
Interest rate	¥25,287	¥96,972
Foreign exchange	65,119	15,103
Equity	21,124	22,177
Credit	3,400	5,275
Others	458	158

Total net trading income	¥115,388	¥139,685

Net income (loss) from financial assets at fair value through profit or loss:
Net income (loss) from debt instruments	¥113,630	¥(1,446)
Net income from equity instruments	2,731	486

Total net income (loss) from financial assets at fair value through profit or loss	¥116,361	¥(960)

Net investment income:
Net gain (loss) from disposal of debt instruments	¥(1,007)	¥11,360
Net gain from disposal of equity instruments	—	145,260
Dividend income	43,391	65,757

Total net investment income	¥42,384	¥222,377

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, decreased by ¥24,297 million from ¥139,685 million for the six months ended September 30, 2017 to ¥115,388 million for the six months ended September 30, 2018. The decrease was primarily due to a decrease in net trading income from interest rate related transactions related to the “economic hedges,” partially offset by an increase in net trading income from foreign exchange transactions.

We have carried out hedging transactions to hedge the interest rate risk of financial assets and liabilities. Of those hedges, the economic hedges are economically effective for risk management but are not accounted for as hedge accounting under IFRS. Hedged items include loans, borrowings and debt securities in issue, and hedging instruments are derivative financial instruments such as interest rate swaps.

The economic hedge transactions lead to accounting mismatches (i.e., when the gains or losses on the hedged items and hedging instruments do not arise at the same time, or the hedged items and hedging instruments do not offset each other either in profit or loss). Accordingly, large fluctuations in interest rates may result in significant fluctuations to net trading income from interest rate related transactions.

The decrease in net trading income from interest rate related transactions was primarily due to a decrease in fair values of interest rate hedging instruments for the economic hedges, reflecting an increase in U.S. interest rates during the six months ended September 30, 2018.

Net income (loss) from financial assets at fair value through profit or loss increased by ¥117,321 million from a net loss of ¥960 million for the six months ended September 30, 2017 to a net income of ¥116,361 million for the six months ended September 30, 2018. This was primarily due to the adoption of IFRS 9 from April 1,

2018. With the adoption of IFRS 9, some of our financial assets classified as available-for-sale financial assets and loans and receivables under IAS 39 “Financial Instruments: Recognition and Measurement” were reclassified into financial assets measured at fair value through profit or loss. The changes in fair values and dividends from such financial assets were included in net income (loss) from financial assets at fair value through profit or loss under IFRS 9. This resulted in a significant increase of net income (loss) from financial assets at fair value through profit or loss.

Net investment income decreased by ¥179,993 million from ¥222,377 million for the six months ended September 30, 2017 to ¥42,384 million for the six months ended September 30, 2018. This was primarily due to the adoption of IFRS 9 from April 1, 2018. With the adoption of IFRS 9, some of our financial assets classified as available-for-sale financial assets under IAS 39 were reclassified into financial assets measured at fair value through profit or loss. Any profit or loss from such financial assets was included in net income (loss) from financial assets at fair value through profit or loss under IFRS 9. Additionally, we made an irrevocable election at initial recognition for particular equity instruments to present subsequent changes in fair values in other comprehensive income. Accordingly, net gains from the disposal of such equity instruments were no longer recognized in profit or loss. This resulted in a significant decrease of net investment income.

For further information about the impact of the adoption of IFRS 9, see Note 2 “Summary of Significant Accounting Policies—Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

Other Income

The following table sets forth our other income for the six months ended September 30, 2018 and 2017.

	For the six months ended September 30,
	2018	2017
	(In millions)
Income from operating leases	¥148,069	¥131,484
Income related to disposal of assets leased	74,361	82,575
Income related to IT solution services	17,074	13,475
Gains on disposal of property, plant and equipment, and other intangible assets	144	606
Reversal of impairment losses of investments in associates and joint ventures	—	5,682
Others	35,409	31,382

Total other income	¥275,057	¥265,204

Other income increased by ¥9,853 million, or 4%, from ¥265,204 million for the six months ended September 30, 2017 to ¥275,057 million for the six months ended September 30, 2018, primarily due to an increase in income from operating leases, which was partially offset by a decrease in income related to disposal of assets leased.

Impairment Charges on Financial Assets

The following table sets forth our impairment charges (reversals) on financial assets for the six months ended September 30, 2018 and 2017.

	For the six months ended September 30,
	2018(1)	2017(2)
	(In millions)
Loans and advances	¥34,207	¥62,936
Loan commitments	(9,435)	—
Financial guarantees	487	—
Investment securities(3)	1	4,056

Total impairment charges on financial assets	¥25,260	¥66,992

(1)	For the six months ended September 30, 2018, impairment charges on the financial assets above are determined in accordance with IFRS 9.
(2)

For the six months ended September 30, 2017, impairment charges on loans and advances and investment securities were determined in accordance with IAS 39, while losses for loan commitments and financial guarantee contracts were determined in accordance with IAS 37.

(3)

Investment securities, which were formerly available-for-sale financial assets under IAS 39, include debt instruments measured at fair value through other comprehensive income and those measured at amortized cost under IFRS 9.

Our impairment charges on financial assets consist of losses relating to loans and advances, loan commitments, financial guarantee contracts and investment securities. Impairment charges on these financial assets are mainly affected by the economic environment and financial conditions of borrowers or issuers.

Impairment charges on financial assets decreased by ¥41,732 million from ¥66,992 million for the six months ended September 30, 2017 to ¥25,260 million for the six months ended September 30, 2018, primarily due to a decrease in impairment charges on loans and advances. The decrease was primarily due to a decrease in the provision for loan losses reflecting the reversal of allowance for loan losses of large borrowers resulting from improvement of financial performance. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

General and Administrative Expenses

The following table sets forth our general and administrative expenses for the six months ended September 30, 2018 and 2017.

	For the six months ended September 30,
	2018	2017
	(In millions)
Personnel expenses	¥410,177	¥427,973
Depreciation and amortization	83,456	85,914
Rent and lease expenses	56,870	59,282
Building and maintenance expenses	3,661	4,329
Supplies expenses	7,654	7,984
Communication expenses	18,767	18,804
Publicity and advertising expenses	27,178	35,706
Taxes and dues	39,918	43,127
Outsourcing expenses	49,788	47,704
Premiums for deposit insurance	17,662	18,864
Office equipment expenses	24,819	26,536
Others	110,955	111,814

Total general and administrative expenses	¥850,905	¥888,037

General and administrative expenses decreased by ¥37,132 million, or 4%, from ¥888,037 million for the six months ended September 30, 2017 to ¥850,905 million for the six months ended September 30, 2018. This was primarily due to the exclusion of general and administrative expenses of KUBC and The Minato Bank, which ceased to be our subsidiaries and became our equity-method associates for the fiscal year ended March 31, 2018. Excluding the above-mentioned effect, general and administrative expenses remained almost at the same level as that for the six months ended September 30, 2017, reflecting the continuous SMBC Group-wide expense control initiatives.

Other Expenses

The following table sets forth our other expenses for the six months ended September 30, 2018 and 2017.

	For the six months ended September 30,
	2018	2017
	(In millions)
Cost of operating leases	¥74,100	¥68,056
Cost related to disposal of assets leased	67,031	77,365
Cost related to IT solution services and IT systems	48,702	45,626
Losses on disposal of property, plant and equipment, and other intangible assets	2,885	801
Impairment losses of property, plant and equipment	1,954	3,072
Impairment losses of investments in associates and joint ventures	23,565	—
Others	21,709	20,746

Total other expenses	¥239,946	¥215,666

Other expenses increased by ¥24,280 million, or 11%, from ¥215,666 million for the six months ended September 30, 2017 to ¥239,946 million for the six months ended September 30, 2018, primarily due to the recognition of impairment losses of investments in associates and joint ventures for the six months ended September 30, 2018.

Share of Post-tax Profit of Associates and Joint Ventures

Share of post-tax profit of associates and joint ventures decreased by ¥6,627 million from ¥32,223 million for the six months ended September 30, 2017 to ¥25,596 million for the six months ended September 30, 2018. This was primarily because The Bank of East Asia, Limited recognized gains on sale of its subsidiary in the same period in the previous year. The decrease was partially offset by the impact of Kansai Mirai Financial Group, Inc. having become our equity-method associate in April 2018.

Income Tax Expense

Income tax expense decreased by ¥11,025 million from ¥137,296 million for the six months ended September 30, 2017 to ¥126,271 million for the six months ended September 30, 2018, reflecting decreases in both deferred tax expense and current tax expense. The decrease in deferred tax expense was primarily due to an increase of deductible temporary differences. The decrease in current tax expense was primarily due to the adoption of IFRS 9 from April 1, 2018, which was partially offset by the effect of an increase in taxable income. Under IFRS 9, gains and losses arising from the disposal of particular equity instruments previously included in net investment income are no longer recognized in profit or loss. Accordingly, the current tax expense related to the disposal of these equity instruments is also not recognized in profit or loss. For further information on the adoption of IFRS 9, see Note 2 “Summary of Significant Accounting Policies—Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

Business Segment Analysis

Our business segment information is prepared based on the internal reporting system utilized by management to assess the performance of our business segments under Japanese GAAP.

We have four main business segments: the Wholesale Business Unit, the Retail Business Unit, the International Business Unit and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others.

Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to the figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 “Segment Analysis—Reconciliation of Segmental Results of Operations to Consolidated Income Statements” to our consolidated financial statements included elsewhere in this report.

Description of Business Segments

Wholesale Business Unit

The Wholesale Business Unit provides financing, investment management, risk hedging, and settlement services as well as financial solutions that respond to wide-ranging client needs in relation to M&A and other advisory services and leasing, primarily for large-and mid-sized corporate clients in Japan. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Nikko Securities, SMBC Trust Bank and SMFL.

Retail Business Unit

The Retail Business Unit provides financial services to both consumers residing in Japan and domestic small-sized companies, and mainly consists of the retail business of SMBC, SMBC Nikko Securities and SMBC Trust Bank together with the three consumer finance companies, Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance. This business unit offers a wide range of products and services for consumers, including wealth management, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers. For small-sized companies, this business unit provides a wide array of financial products and services to comprehensively address business owners’ needs as both corporate managers and individuals such as business and asset succession.

International Business Unit

The International Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese companies, financial institutions, and government agencies and public corporations of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives, global cash management services, global vendor financing, leasing and securities business such as bond underwriting. This business unit mainly consists of the international businesses of SMBC, SMBC Nikko Securities, SMBC Trust Bank, SMFL and their foreign subsidiaries.

Global Markets Business Unit

The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks, and other marketable financial products and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and interest rate risks. This business unit consists of the Treasury Unit of SMBC and the Product Unit of SMBC Nikko Securities.

Head office account and others

The Head office account and others represent the difference between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the International Business Unit and the Global Markets Business Unit, and the SMBC Group as a whole. It mainly consists of administrative expenses related to headquarters operations and other subsidiaries and equity-method associates, including The Japan Research Institute and SMAM. It also includes internal transactions between the SMBC Group companies, which are eliminated in our consolidated financial statements.

Segmental Results of Operations

For the six months ended September 30, 2018:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others(3)	Total
	(In billions)
Consolidated gross profit(1)	¥383.1	¥633.0	¥338.1	¥200.2	¥(94.4)	¥1,460.0
General and administrative expenses	(171.1)	(508.7)	(156.0)	(27.2)	10.5	(852.5)
Others(2)	21.6	6.0	21.7	9.5	(25.9)	32.9

Consolidated net business profit	¥233.6	¥130.3	¥203.8	¥182.5	¥(109.8)	¥640.4

Consolidated Gross Profit by Business Segment

(For the six months ended September 30, 2018)

For the six months ended September 30, 2017:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others(3)	Total
	(In billions)
Consolidated gross profit(1)	¥362.0	¥633.0	¥311.0	¥196.4	¥(36.6)	¥1,465.8
General and administrative expenses	(171.0)	(506.1)	(139.2)	(26.6)	(51.7)	(894.6)
Others(2)	23.8	5.6	30.3	8.5	(38.1)	30.1

Consolidated net business profit	¥214.8	¥132.5	¥202.1	¥178.3	¥(126.4)	¥601.3

(1)

Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)	“Others” includes share of profit or loss of equity-method associates and cooperated profit and loss, that is, profit and loss double-accounted for in the managerial accounting.
(3)

The results of KUBC and The Minato Bank, which ceased to be our subsidiaries and became our equity-method associates in the fourth quarter of the previous fiscal year, are not included in consolidated gross profit and general and administrative expenses but included in others as share of profit or loss of equity-method associates for the six months ended September 30, 2018.

The following are explanations of our results of operations by business segment for the six months ended September 30, 2018. It also includes the changes from the same period of the previous year, which are adjusted by eliminating the impact of factors such as changes in interest rates and exchange rates that may distort the comparison.

Wholesale Business Unit

Consolidated gross profit for the six months ended September 30, 2018 was ¥383.1 billion and increased by ¥12.0 billion on an adjusted basis compared to the six months ended September 30, 2017. This was primarily due to an increase in consolidated gross profit related to structured finance of SMBC and security business.

General and administrative expenses for the six months ended September 30, 2018 was ¥171.1 billion and increased by ¥2.3 billion on an adjusted basis compared to the six months ended September 30, 2017.

Others for the six months ended September 30, 2018 was ¥21.6 billion.

As a result, consolidated net business profit for the six months ended September 30, 2018 was ¥233.6 billion and increased by ¥9.1 billion on an adjusted basis compared to the six months ended September 30, 2017.

Retail Business Unit

Consolidated gross profit for the six months ended September 30, 2018 was ¥633.0 billion and increased by ¥2.8 billion on an adjusted basis compared to the six months ended September 30, 2017. This was primarily due to an increase in consolidated gross profit related to credit card business, which was partially offset by a decrease in income on loans of SMBC.

General and administrative expenses for the six months ended September 30, 2018 was ¥508.7 billion and increased by ¥3.4 billion on an adjusted basis compared to the six months ended September 30, 2017.

Others for the six months ended September 30, 2018 was ¥6.0 billion.

As a result, consolidated net business profit for the six months ended September 30, 2018 was ¥130.3 billion and decreased by ¥0.1 billion on an adjusted basis compared to the six months ended September 30, 2017.

International Business Unit

Consolidated gross profit for the six months ended September 30, 2018 was ¥338.1 billion and increased by ¥21.5 billion on an adjusted basis compared to the six months ended September 30, 2017. This was primarily due to increases in non-asset related income and loan related fees.

General and administrative expenses for the six months ended September 30, 2018 was ¥156.0 billion and increased by ¥12.3 billion on an adjusted basis compared to the six months ended September 30, 2017.

Others for the six months ended September 30, 2018 was ¥21.7 billion and decreased by ¥7.8 billion on an adjusted basis compared to the six months ended September 30, 2017. This was because The Bank of East Asia, Limited, which is our equity-method associate, recognized gains on sale of its subsidiary in the same period in the previous year.

As a result, consolidated net business profit for the six months ended September 30, 2018 was ¥203.8 billion and increased by ¥1.4 billion on an adjusted basis compared to the six months ended September 30, 2017.

Global Markets Business Unit

Consolidated gross profit for the six months ended September 30, 2018 was ¥200.2 billion and increased by ¥3.8 billion on an adjusted basis compared to the six months ended September 30, 2017. This was primarily due to a nimble portfolio rebalance based on the market environment.

General and administrative expenses for the six months ended September 30, 2018 was ¥27.2 billion and increased by ¥0.2 billion on an adjusted basis compared to the six months ended September 30, 2017.

Others for the six months ended September 30, 2018 was ¥9.5 billion.

As a result, consolidated net business profit for the six months ended September 30, 2018 was ¥182.5 billion and increased by ¥4.6 billion on an adjusted basis compared to the six months ended September 30, 2017.

Revenues by Region

The following table sets forth the percentage of our total operating income under IFRS for each indicated period, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned more than half of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the six months ended September 30,
	2018	2017
Region:
Japan	66%	72%
Foreign:
Americas	11%	8%
Europe and Middle East	12%	12%
Asia and Oceania (excluding Japan)	11%	8%

Total	100%	100%

Financial Condition

Assets

Our total assets increased by ¥7,194,995 million from ¥192,175,566 million at March 31, 2018 to ¥199,370,561 million at September 30, 2018, primarily due to increases in cash and deposits with banks and loans and advances.

Our assets at September 30, 2018 and March 31, 2018 were as follows:

	At September 30, 2018	At March 31, 2018
	(In millions)
Cash and deposits with banks	¥56,793,422	¥54,696,069
Call loans and bills bought	2,360,765	1,881,880
Reverse repurchase agreements and cash collateral on securities borrowed	9,691,156	8,491,703
Trading assets	3,003,342	3,169,123
Derivative financial instruments	3,860,925	3,885,271
Financial assets at fair value through profit or loss	2,988,640	1,547,672
Investment securities	18,795,792	20,495,075
Loans and advances	88,560,861	85,129,070
Investments in associates and joint ventures	641,053	730,414
Property, plant and equipment	1,490,003	1,510,132
Intangible assets	818,219	835,902
Other assets	4,341,330	4,043,908
Current tax assets	50,631	87,961
Deferred tax assets	16,378	19,436
Assets held for sale	5,958,044	5,651,950

Total assets	¥199,370,561	¥192,175,566

Loans and Advances

Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate and sovereign customers in foreign countries.

At September 30, 2018, our loans and advances were ¥88,560,861 million, or 44% of total assets, representing an increase of ¥3,431,791 million, or 4%, from ¥85,129,070 million at March 31, 2018. The increase in loans and advances was primarily due to an increase in loans and advances to foreign customers mainly in the United States. Loans and advances to domestic customers were on the same level with those at March 31, 2018, due to an increase in loans and advances to domestic corporate customers and a decrease by almost the same amount in domestic housing loans.

Domestic

Through SMBC and other banking and non-bank subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At September 30, 2018	At March 31, 2018
	(In millions)
Manufacturing	¥8,222,550	¥7,961,620
Agriculture, forestry, fisheries and mining	284,083	145,957
Construction	915,643	947,765
Transportation, communications and public enterprises	5,315,485	5,424,054
Wholesale and retail	5,211,458	5,288,767
Finance and insurance	2,932,505	2,777,862
Real estate and goods rental and leasing	9,061,575	9,017,664
Services	4,403,195	4,255,228
Municipalities	739,664	1,000,286
Lease financing	14,340	14,629
Consumer(1)	16,220,708	16,363,489
Others(2)	4,549,465	4,633,306

Total domestic	¥57,870,671	¥57,830,627

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥11,326,561 million and ¥11,482,678 million at September 30, 2018 and March 31, 2018, respectively.
(2)	The balance in Others includes loans and advances to the Government of Japan.

Foreign

The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At September 30, 2018	At March 31, 2018
	(In millions)
Public sector	¥400,653	¥372,008
Financial institutions	5,351,699	4,496,646
Commerce and industry	23,316,324	21,023,885
Lease financing	330,428	357,660
Others	2,150,808	1,779,101

Total foreign	¥31,549,912	¥28,029,300

Allowance for Loan Losses

We calculate the allowance for loan losses using the latest assignment of obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions. For the six months ended September 30, 2018, a new model called expected credit loss (“ECL”) model was introduced by IFRS 9 for the measurement of allowance for loan losses. For additional information, see Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

For the six months ended September 30, 2018, the allowance for loan losses decreased by ¥45,214 million, or 7%, from ¥651,620 million at the beginning of the period to ¥606,406 million at the end of the period. The balance of the allowance for loan losses increases when a provision for loan losses is recognized and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥34,207 million and charge-offs of ¥87,273 million for the six months ended September 30, 2018, and charge-offs exceeded the provision for loan losses, the overall allowance for loan losses decreased.

Provision for loan losses decreased by ¥28,729 million from ¥62,936 million for the six months ended September 30, 2017 to ¥34,207 million for the six months ended September 30, 2018. The decrease was primarily due to the reversal of allowance for loan losses of large borrowers resulting from improvement of financial performance.

Charge-offs increased by ¥1,659 million from ¥85,614 million for the six months ended September 30, 2017 to ¥87,273 million for the six months ended September 30, 2018. The overall charge-offs of domestic loans and advances decreased by ¥3,595 million from ¥71,519 million for the six months ended September 30, 2017 to ¥67,924 million for the six months ended September 30, 2018, primarily due to a decrease in charge-offs related to consumer loans. Charge-offs of foreign loans and advances increased by ¥5,254 million from ¥14,095 million for the six months ended September 30, 2017 to ¥19,349 million for the six months ended September 30, 2018.

The following table shows the analysis of our allowance for loan losses for the six months ended September 30, 2018 and 2017.

	For the six months ended September 30,
	2018	2017
	(In millions)
Allowance for loan losses at beginning of period(1)	¥651,620	¥680,456
Provision for loan losses	34,207	62,936
Charge-offs:
Domestic	67,924	71,519
Foreign	19,349	14,095

Total	87,273	85,614

Recoveries:
Domestic	4,854	5,031
Foreign	351	271

Total	5,205	5,302

Net charge-offs	82,068	80,312
Others(2)	2,647	4,878

Allowance for loan losses at end of period	¥606,406	¥667,958

(1)

Allowance for loan losses at beginning of period for the six months ended September 30, 2018 is calculated under IFRS 9. For additional information, refer to Note 2 “Summary of Significant Accounting Policies.”

(2)	Others mainly include foreign exchange translations for the six months ended September 30, 2018 and 2017.

Impaired Loans and Advances

A portion of the total domestic and foreign loans and advances consists of impaired loans and advances, which are comprised of “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances).” The loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are wholly included in impaired loans and advances.

“Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)” comprise loans and advances to borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt.

Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances).”

The category “restructured (loans)” comprises loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower.

“Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but for which information about credit problems causes management to classify them as impaired loans and advances.

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances)” at September 30, 2018 and March 31, 2018 by domicile and type of industry of the borrowers. At September 30, 2018, gross impaired loans and advances were ¥844,313 million, a decrease of ¥34,555 million from ¥878,868 million at March 31, 2018. The ratio of gross impaired loans and advances to outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net was 0.9% at September 30, 2018, a decrease of 0.1 percentage points from 1.0% at March 31, 2018.

	At September 30, 2018	At March 31, 2018
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥52,491	¥62,322
Agriculture, forestry, fisheries and mining	6,559	6,369
Construction	9,640	10,439
Transportation, communications and public enterprises	14,718	15,494
Wholesale and retail	70,723	74,332
Finance and insurance	21,368	3,021
Real estate and goods rental and leasing	28,552	32,634
Services	49,729	50,858
Consumer	165,438	157,221
Others	20,996	23,081

Total domestic	440,214	435,771

Foreign:
Financial institutions	189	30
Commerce and industry	106,713	144,975
Others	23,865	22,383

Total foreign	130,767	167,388

Total	570,981	603,159

Past due three months or more (loans):
Domestic	29,947	21,649
Foreign	3,532	—

Total	33,479	21,649

Restructured (loans):
Domestic	135,388	136,582
Foreign	17,189	17,567

Total	152,577	154,149

Other impaired (loans and advances):
Domestic	79,965	93,175
Foreign	7,311	6,736

Total	87,276	99,911

Gross impaired loans and advances	844,313	878,868

Less: Allowance for loan losses for impaired loans and advances	(338,889)	(369,386)

Net impaired loans and advances	¥505,424	¥509,482

Investment Securities

Our investment securities, including debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income, totaled ¥18,795,792 million at September 30, 2018, a decrease of ¥1,699,283 million, or 8%, from ¥20,495,075 million at March 31, 2018. Our investment securities consisted of held-to-maturity investments and available-for-sale financial assets at March 31, 2018. The decrease in our investment securities was primarily due to a decrease in our holdings of Japanese government bonds, and the reclassification of some financial assets classified as available-for-sale financial assets under IAS 39 to financial assets measured at fair value through profit or loss under IFRS 9. The decrease was partially offset by an increase in our holdings of U.S. Treasury securities. For more information about the impact of the adoption of IFRS 9, see Note 2 “Summary of Significant Accounting Policies—Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

Our bond portfolio is principally held for asset and liability management purposes. It mostly consisted of Japanese government bonds, U.S. Treasury securities and bonds issued by other governments and official institutions.

Our debt instruments at amortized cost amounted to ¥300,338 million at September 30, 2018, a decrease of ¥72,121 million, or 19%, from ¥372,459 million at March 31, 2018. Our debt instruments were classified as held-to-maturity investments under IAS 39 at March 31, 2018. The decrease was primarily due to redemptions at maturity of Japanese government bonds.

Domestic debt instruments at fair value through other comprehensive income amounted to ¥5,851,058 million at September 30, 2018, a decrease of ¥2,177,878 million, or 27%, from ¥8,028,936 million at March 31, 2018. Our debt instruments were classified as available-for-sale financial assets under IAS 39 at March 31, 2018. The decrease was primarily due to a decrease in our holdings of Japanese government bonds. As for our foreign debt instruments at fair value through other comprehensive income, we had ¥7,963,711 million of foreign debt instruments at September 30, 2018, which was an increase of ¥1,709,941 million, or 27%, from ¥6,253,770 million at March 31, 2018. Most of our foreign debt instruments, including mortgage-backed securities, are issued or guaranteed by foreign governments, government agencies or official institutions. The increase was primarily due to an increase in our holdings of U.S. Treasury securities.

We had ¥4,238,604 million of domestic equity instruments and ¥442,081 million of foreign equity instruments at September 30, 2018, for which we made an irrevocable election at initial recognition to present subsequent changes in fair value in other comprehensive income under IFRS 9. These equity instruments were classified as available-for-sale financial assets under IAS 39 at March 31, 2018. Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, decreased by ¥923,130 million, or 18%, from ¥5,161,734 million at March 31, 2018. Our foreign equity instruments also decreased by ¥236,095 million, or 35%, from ¥ 678,176 million at March 31, 2018. These decreases were primarily due to the adoption of IFRS 9 from April 1, 2018. With the adoption of IFRS 9, some of financial assets classified as available-for-sale financial assets under IAS 39 were reclassified as financial assets measured at fair value through profit or loss.

We recognize the risks associated with our equity portfolio, owing to its volatility, and have been actively looking to minimize the negative effect of holding a large equity portfolio through economic hedging and derivative transactions.

We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes.

The following tables show the amortized cost, gross unrealized gains and losses, and fair value of our investment securities, which were classified as debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at September 30, 2018 and held-to-maturity investments and available-for-sale financial assets at March 31, 2018.

	At September 30, 2018
	Amortized cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥300,338	¥1,087	¥—	¥301,425
Foreign	—	—	—	—

Total	¥300,338	¥1,087	¥—	¥301,425

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥5,478,289	¥8,436	¥11,206	¥5,475,519
Japanese municipal bonds	55,702	27	162	55,567
Japanese corporate bonds	319,925	616	594	319,947
Other debt instruments	25	—	—	25

Total domestic	5,853,941	9,079	11,962	5,851,058

Foreign:
U.S. Treasury and other U.S. government agency bonds	4,848,530	49	178,945	4,669,634
Bonds issued by other governments and official institutions	2,596,811	620	14,238	2,583,193
Mortgage-backed securities	526,977	31	27,543	499,465
Other debt instruments	211,183	478	242	211,419

Total foreign	8,183,501	1,178	220,968	7,963,711

Total	¥14,037,442	¥10,257	¥232,930	¥13,814,769

Equity instruments at fair value through other comprehensive income:
Domestic	¥1,659,742	¥2,631,068	¥52,206	¥4,238,604
Foreign	94,897	366,045	18,861	442,081

Total	¥1,754,639	¥2,997,113	¥71,067	¥4,680,685

(1)	Amortized cost for equity instruments at fair value through other comprehensive income represents the difference between the fair value and gross unrealized gains or losses.

	At March 31, 2018
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥372,459	¥2,138	¥—	¥374,597
Foreign	—	—	—	—

Total	¥372,459	¥2,138	¥—	¥374,597

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥7,675,028	¥14,554	¥4,279	¥7,685,303
Japanese municipal bonds	47,079	49	96	47,032
Japanese corporate bonds	295,503	1,221	123	296,601

Total domestic debt instruments	8,017,610	15,824	4,498	8,028,936
Equity instruments	2,237,143	2,946,737	22,146	5,161,734

Total domestic	10,254,753	2,962,561	26,644	13,190,670

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,387,109	1,723	142,186	3,246,646
Bonds issued by other governments and official institutions	2,192,099	4,203	8,852	2,187,450
Mortgage-backed securities	509,104	31	20,952	488,183
Other debt instruments	331,321	507	337	331,491

Total foreign debt instruments	6,419,633	6,464	172,327	6,253,770
Equity instruments	342,155	340,366	4,345	678,176

Total foreign	6,761,788	346,830	176,672	6,931,946

Total	¥17,016,541	¥3,309,391	¥203,316	¥20,122,616

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at September 30, 2018 and March 31, 2018. At March 31, 2018, none of the available-for-sale equity instruments have been in a continuous unrealized loss position for twelve months or more, since a significant or prolonged decline in the fair value of an available-for-sale equity instrument below its cost is considered to be an objective evidence of impairment and in such case the unrealized losses are reclassified from equity to profit or loss.

	At September 30, 2018
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Foreign	—	—	—	—	—	—

Total	¥—	¥—	¥—	¥—	¥—	¥—

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥1,079,115	¥5,709	¥2,059,926	¥5,497	¥3,139,041	¥11,206
Japanese municipal bonds	35,810	86	19,180	76	54,990	162
Japanese corporate bonds	158,547	412	47,401	182	205,948	594
Other debt instruments	—	—	—	—	—	—

Total domestic	1,273,472	6,207	2,126,507	5,755	3,399,979	11,962

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,247,171	44,290	1,397,262	134,655	4,644,433	178,945
Bonds issued by other governments and official institutions	2,067,065	5,530	176,060	8,708	2,243,125	14,238
Mortgage-backed securities	32,258	423	462,763	27,120	495,021	27,543
Other debt instruments	89,720	59	17,322	183	107,042	242

Total foreign	5,436,214	50,302	2,053,407	170,666	7,489,621	220,968

Total	¥6,709,686	¥56,509	¥4,179,914	¥176,421	¥10,889,600	¥232,930

Equity instruments at fair value through other comprehensive income:
Domestic	¥36,571	¥6,976	¥175,127	¥45,230	¥211,698	¥52,206
Foreign	—	2	22,955	18,859	22,955	18,861

Total	¥36,571	¥6,978	¥198,082	¥64,089	¥234,653	¥71,067

	At March 31, 2018
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥2,001	¥—	¥—	¥—	¥2,001	¥—
Foreign	—	—	—	—	—	—

Total	¥2,001	¥—	¥—	¥—	¥2,001	¥—

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥2,847,250	¥559	¥1,353,121	¥3,720	¥4,200,371	¥4,279
Japanese municipal bonds	964	1	31,916	95	32,880	96
Japanese corporate bonds	6,801	2	72,061	121	78,862	123

Total domestic debt instruments	2,855,015	562	1,457,098	3,936	4,312,113	4,498
Equity instruments	506,969	22,146	—	—	506,969	22,146

Total domestic	3,361,984	22,708	1,457,098	3,936	4,819,082	26,644

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,509,509	41,946	1,229,979	100,240	2,739,488	142,186
Bonds issued by other governments and official institutions	1,039,848	739	219,608	8,113	1,259,456	8,852
Mortgage-backed securities	1,124	1	482,141	20,951	483,265	20,952
Other debt instruments	141,058	161	17,269	176	158,327	337

Total foreign debt instruments	2,691,539	42,847	1,948,997	129,480	4,640,536	172,327
Equity instruments	65,105	4,345	—	—	65,105	4,345

Total foreign	2,756,644	47,192	1,948,997	129,480	4,705,641	176,672

Total	¥6,118,628	¥69,900	¥3,406,095	¥133,416	¥9,524,723	¥203,316

Trading Assets

The following table shows our trading assets at September 30, 2018 and March 31, 2018. Our trading assets were ¥3,003,342 million at September 30, 2018, a decrease of ¥165,781 million from ¥3,169,123 million at March 31, 2018. The decrease was primarily due to a decrease in our holdings of Japanese government bonds.

	At September 30, 2018	At March 31, 2018
	(In millions)
Debt instruments	¥2,545,666	¥2,841,148
Equity instruments	457,676	327,975

Total trading assets	¥3,003,342	¥3,169,123

Financial Assets at Fair Value Through Profit or Loss

The following table shows the fair value of our financial assets at fair value through profit or loss at September 30, 2018 and March 31, 2018. The fair value was ¥2,988,640 million at September 30, 2018, an increase of ¥1,440,968 million from ¥1,547,672 million at March 31, 2018. The increase was primarily due to the adoption of IFRS 9 at April 1, 2018. For more information about the impact of the adoption of IFRS 9, see Note 2 “Summary of Significant Accounting Policies—Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

	At September 30, 2018	At March 31, 2018
	(In millions)
Debt instruments	¥2,967,435	¥1,528,921
Equity instruments	21,205	18,751

Total financial assets at fair value through profit or loss	¥2,988,640	¥1,547,672

Liabilities

Our total liabilities increased by ¥7,060,605 million from ¥179,679,767 million at March 31, 2018 to ¥186,740,372 million at September 30, 2018, primarily due to increases in deposits, repurchase agreements and cash collateral on securities lent and debt securities in issue.

The following table shows our liabilities at September 30, 2018 and March 31, 2018.

	At September 30, 2018	At March 31, 2018
	(In millions)
Deposits	¥131,657,778	¥128,461,527
Call money and bills sold	2,013,278	1,190,929
Repurchase agreements and cash collateral on securities lent	13,693,129	12,022,593
Trading liabilities	1,851,229	2,143,899
Derivative financial instruments	3,725,693	3,498,016
Borrowings	10,980,538	10,652,481
Debt securities in issue	11,607,347	10,569,117
Provisions	176,422	188,267
Other liabilities	6,802,963	6,882,740
Current tax liabilities	40,137	55,516
Deferred tax liabilities	446,617	397,741
Liabilities directly associated with the assets held for sale	3,745,241	3,616,941

Total liabilities	¥186,740,372	¥179,679,767

Deposits

We offer a wide range of standard banking accounts through the offices of our banking subsidiaries in Japan, including non-interest-bearing demand deposits, interest-bearing demand deposits, deposits at notice, time deposits and negotiable certificates of deposit. Domestic deposits, approximately 80% of total deposits, are our principal source of funds for our domestic operations. The deposits in the domestic offices of our banking subsidiaries are principally from individuals and private corporations, with the balance from governmental bodies (including municipal authorities) and financial institutions.

SMBC’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits and negotiable certificates of deposit.

Our deposit balances at September 30, 2018 were ¥131,657,778 million, an increase of ¥3,196,251 million, or 2%, from ¥128,461,527 million at March 31, 2018, primarily due to increases in interest-bearing demand deposits at domestic offices and deposits at notice at foreign offices.

The following table shows a breakdown of our domestic and foreign offices’ deposits at September 30, 2018 and March 31, 2018.

	At September 30, 2018	At March 31, 2018
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥20,353,853	¥20,370,064
Interest-bearing demand deposits	51,236,763	49,580,166
Deposits at notice	868,572	855,978
Time deposits	18,201,893	18,185,591
Negotiable certificates of deposit	5,302,918	5,408,021
Others	7,201,422	7,338,619

Total domestic offices	103,165,421	101,738,439

Foreign offices:
Non-interest-bearing demand deposits	1,277,127	1,241,450
Interest-bearing demand deposits	2,638,021	2,574,099
Deposits at notice	10,679,802	9,499,686
Time deposits	7,576,876	7,469,541
Negotiable certificates of deposit	6,187,236	5,812,264
Others	133,295	126,048

Total foreign offices	28,492,357	26,723,088

Total deposits	¥131,657,778	¥128,461,527

Borrowings

Borrowings include unsubordinated borrowings, subordinated borrowings, liabilities associated with securitization transactions of our own assets, and lease obligations. At September 30, 2018, our borrowings were ¥10,980,538 million, an increase of ¥328,057 million, or 3%, from ¥10,652,481 million at March 31, 2018, primarily due to an increase in unsubordinated borrowings.

The following table shows the balances with respect to our borrowings at September 30, 2018 and March 31, 2018.

	At September 30, 2018	At March 31, 2018
	(In millions)
Unsubordinated borrowings	¥9,444,200	¥9,158,844
Subordinated borrowings	279,788	279,749
Liabilities associated with securitization transactions	1,247,588	1,204,722
Lease obligations	8,962	9,166

Total borrowings	¥10,980,538	¥10,652,481

Debt Securities in Issue

Debt securities in issue at September 30, 2018 were ¥11,607,347 million, an increase of ¥1,038,230 million, or 10%, from ¥10,569,117 million at March 31, 2018, primarily due to an increase in bonds reflecting our efforts to expand foreign currency funding sources.

	At September 30, 2018	At March 31, 2018
	(In millions)
Commercial paper	¥2,736,066	¥2,467,645
Bonds	7,240,798	6,490,965
Subordinated bonds	1,630,483	1,610,507

Total debt securities in issue	¥11,607,347	¥10,569,117

Total Equity

Our total equity increased by ¥134,390 million from ¥12,495,799 million at March 31, 2018 to ¥12,630,189 million at September 30, 2018, primarily due to increases in retained earnings and other reserves, which were partially offset by a decrease in non-controlling interests resulting from the redemption of preferred securities. Our net profit contributed to the increase in retained earnings, which was partially offset by the impact of adoption of IFRS 9 impairment, and a rise in the fair value of equity instruments measured at fair value through other comprehensive income contributed to the increase in other reserves.

In addition to the above, with the adoption of IFRS 9, impairment losses recognized under IAS 39 on equity instruments whose subsequent changes in fair value were presented in other comprehensive income under IFRS 9 were reclassified from retained earnings to other reserves at April 1, 2018, which resulted in an increase in retained earnings and a decrease in other reserves. For more information about the impact of the adoption of IFRS 9, see Note 2 “Summary of Significant Accounting Policies—Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

	At September 30, 2018	At March 31, 2018
	(In millions)
Capital stock	¥2,339,443	¥2,338,743
Capital surplus	839,479	863,505
Retained earnings	5,629,654	5,149,193
Other reserves	2,104,670	2,324,349
Treasury stock	(16,292)	(12,493)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	10,896,954	10,663,297
Non-controlling interests	1,133,507	1,232,980
Equity attributable to other equity instruments holders	599,728	599,522

Total equity	¥12,630,189	¥12,495,799

Liquidity

We derive funding for our operations from both domestic and international sources. Our domestic funding is derived primarily from deposits placed with SMBC by its corporate and individual customers, and also from call money (inter-bank), bills sold (inter-bank promissory notes), repurchase agreements, borrowings, and negotiable certificates of deposit issued by SMBC to domestic and international customers. Our international sources of funds are principally from deposits from corporate customers and foreign central banks, negotiable certificates of deposit, bonds, commercial paper, and also from repurchase agreements and cash collateral on securities lent. We closely monitor maturity gaps and foreign exchange exposure in order to manage our liquidity profile.

As shown in the following table, total deposits increased by ¥3,196,251 million, or 2%, from ¥128,461,527 million at March 31, 2018 to ¥131,657,778 million at September 30, 2018. The balance of deposits at September 30, 2018 exceeded the balance of loans and advances by ¥43,096,917 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 67%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to historically high rollover rates of our corporate customers and individual depositors.

	At September 30, 2018	At March 31, 2018
	(In millions)
Loans and advances	¥88,560,861	¥85,129,070
Deposits	131,657,778	128,461,527

We have invested the excess balance of deposits against loans and advances primarily in marketable securities and other highly liquid assets, such as Japanese government bonds. SMBC’s Treasury Unit actively monitors the movement of interest rates and maturity profile of its bond portfolio as part of SMBC’s overall risk management. The bonds can be used to enhance liquidity. When needed, they can be used as collateral for call money or other money market funding or short-term borrowings from the BOJ.

Secondary sources of liquidity include short-term debts, such as call money, bills sold, and commercial paper issued at an inter-bank or other wholesale markets. We also issue long-term debts, including both senior and subordinated debts, as additional sources of liquidity. With short- and long-term debts, we can diversify our funding sources, effectively manage our funding costs and enhance our capital adequacy ratios when appropriate.

We source our funding in foreign currencies primarily from financial institutions, general corporations, and institutional investors, through short- and long-term financing. Even if we encounter declines in our credit quality or that of Japan in the future, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies, and pledge collateral to the U.S. Federal Reserve Bank.

We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis.

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to the Company by Moody’s Japan K.K., (“Moody’s”), S&P Global Ratings Japan Inc. (“S&P”) and Fitch Ratings Japan Limited (“Fitch”) at November 30, 2018.

At November 30, 2018
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A-	P	—	A	S	F1

The following table shows credit ratings assigned to SMBC by Moody’s, S&P and Fitch at November 30, 2018.

At November 30, 2018
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A	P	A-1	A	S	F1

We are assigned credit ratings by major domestic and international credit rating agencies. Credit ratings do not constitute recommendations to purchase, sell or hold a security, and rating agencies may review or indicate an intention to review ratings at any time. While the methodology and rating system vary among rating agencies, credit ratings are generally based on information provided by us or independent sources, and can be influenced by the credit ratings of Japanese government bonds and broader views of the Japanese financial system. Any downgrade in or withdrawal of these credit ratings, or any adverse change in these ratings relative to other financial institutions, could increase our borrowing costs, reduce our access to the capital markets and otherwise negatively affect our ability to raise funds, which in turn could have a negative impact on our liquidity position.

The guidelines published by the Financial Services Agency of Japan (“FSA”) for liquidity coverage ratio (“LCR”) applicable to banks with international operations are based on the full text of the LCR standard issued by the Basel Committee on Banking Supervision (“BCBS”) in January 2013. Under these guidelines, banks with international operations must maintain LCR of at least 100% on both a consolidated basis and a nonconsolidated basis, while the minimum LCR requirements are being phased in between March 31, 2015 and March 31, 2019 with an increase of 10% in each year starting from 60%. The following table shows the LCRs of the Company and SMBC for the three months ended September 30, 2018. Each figure is calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the FSA’s LCR guidelines.

For the three months ended September 30, 2018(1)
SMFG (consolidated)	132.8%
SMBC (consolidated)	137.8%
SMBC (nonconsolidated)	140.7%

(1)

Under the FSA’s LCR guidelines, LCR is set as the three-month average of the daily LCR for the three months ended September 30, 2018, which is calculated by dividing the balance of high-quality liquid assets by the total net cash outflows on a daily basis for the same three months.

For further information, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Liquidity Requirement” of our annual report on Form 20-F for the fiscal year ended March 31, 2018.

Capital Management

With regard to capital management, we strictly abide by the capital adequacy guidelines set by the FSA. Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the BCBS for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines may be different from those of central banks or supervisory bodies of other countries because they have been designed by the FSA to suit the Japanese banking environment. Our banking subsidiaries outside of Japan are also subject to the local capital ratio requirements.

Each figure for the FSA capital adequacy guidelines is calculated based on our financial statements prepared under Japanese GAAP.

The FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach, the foundation internal rating-based (“IRB”) approach and the advanced IRB approach for credit risk, and the basic indicator approach, the standardized approach (“TSA”) and the advanced measurement approach (“AMA”) for operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach for credit risk, and the TSA or the AMA for operational risk, a Japanese bank must establish advanced risk management systems and receive prior approval from the FSA.

We and SMBC have adopted the advanced IRB approach since March 31, 2009 and the AMA since March 31, 2008.

In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began on January 1, 2013 and will be fully applied from January 1, 2019.

These capital reforms increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer, which started to be phased in from January 2016 with the initial ratio of 0.625% and will reach 2.5% by January 2019, to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement was also increased from 4% to 6%, resulting in a total requirement of 8.5% when combined with the above-mentioned conservation buffer. The total capital requirement remains at the existing level of 8% but will increase to 10.5% by January 2019 due to the capital conservation buffer. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss absorbing capital has been implemented according to national circumstances. The Group of Central Bank Governors and Heads of Supervision (“GHOS”) also agreed on transitional arrangements for implementing the new requirements.

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the Financial Stability Board (“FSB”) as G-SIBs, which includes us, are required to maintain an additional 1% to 2.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets, which is commonly referred to as the G-SIB capital surcharge, based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of G-SIB capital surcharge that applies to us based on the FSB’s determination will be 1% of risk-weighted assets when the requirements are fully applied from 2019. Under the phase-in arrangement for the G-SIB capital surcharge, we are currently required to maintain 0.75% of Common Equity Tier 1 capital as a percentage of risk-weighted assets.

To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. Under the FSA capital adequacy guidelines, the new capital requirements are being phased in from March 31, 2013 through March 31, 2019. The minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement have been 4.5% and 6%, respectively, since March 2015. The capital conservation buffer, countercyclical buffer and the G-SIB capital surcharge started to be phased in from March 31, 2016 under the FSA capital adequacy guidelines.

On December 7, 2017, the GHOS endorsed the outstanding Basel III regulatory reforms. For further details regarding the finalized Basel III reforms, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Capital Adequacy Requirement” of our annual report on Form 20-F for the fiscal year ended March 31, 2018.

In March 2015, the FSA published its leverage ratio guidelines, which have been applied from March 31, 2015, to help ensure broad and adequate capture of both on- and off-balance sheet sources of leverage for internationally active banks. The FSA’s leverage ratio guidelines are based on the text of the leverage ratio framework and disclosure requirements issued by the BCBS in January 2014.

Under the text of the leverage ratio framework, the BCBS indicated the minimum leverage ratio as 3% and monitored bank’s leverage ratio data in order to assess whether the design and calibration of a minimum leverage ratio of 3% is appropriate from January 1, 2013 to January 1, 2017.

On December 7, 2017, the definition and requirements of the leverage ratio were revised as part of the finalized Basel III reforms, under which the leverage ratio will be based on a Tier 1 definition of capital and the minimum leverage ratio will be 3%. Under the finalized Basel III reforms, G-SIBs are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable G-SIB capital surcharge, and various refinements are made to the definition of the leverage ratio exposure measure. The leverage ratio requirements under the definition and requirements based on the framework issued by the BCBS in

January 2014 took effect in January 2018, and those under the finalized definition and requirements and the leverage ratio buffer requirement for the G-SIBs will take effect from January 1, 2022.

The table below presents our risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio under Japanese GAAP at September 30, 2018 and March 31, 2018, based on the Basel III rules.

	At September 30, 2018	At March 31, 2018
	(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	19.75%	19.36%
Tier 1 risk-weighted capital ratio	17.16%	16.69%
Common Equity Tier 1 risk-weighted capital ratio	14.92%	14.50%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥12,572.6	¥12,304.1
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	10,922.9	10,610.2
Common Equity Tier 1 capital	9,497.6	9,217.4
Risk-weighted assets	63,630.2	63,540.3
The amount of minimum total capital requirements(1)	5,090.4	5,083.2

Leverage ratio	4.94%	5.01%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

Common Equity Tier 1 capital consists primarily of capital stock, capital surplus and retained earnings relating to common shares, and non-controlling interests that meet the criteria set forth in the FSA capital adequacy guidelines for inclusion in Common Equity Tier 1 capital.

Non-controlling interests arising from the issue of common shares by a fully consolidated subsidiary of a bank may receive recognition in Common Equity Tier 1 capital only if: (1) the instrument giving rise to the non-controlling interest would, if issued by the bank, meet all of the criteria set forth in the FSA capital adequacy guidelines for classification as common shares for regulatory capital purposes; and (2) the subsidiary that issued the instrument is itself a bank or other financial institution subject to similar capital adequacy guidelines.

Non-controlling interests that no longer qualify as Common Equity Tier 1 capital, Additional Tier 1 capital, or Tier 2 capital under Basel III started to be excluded from March 31, 2014 by increments of 20% and were fully phased out on March 31, 2018.

Regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investment in the common equity capital of banking, financial and insurance entities and defined benefit pension fund assets and liabilities are applied mainly to the calculation of Common Equity Tier 1 capital in the form of a deduction. Such regulatory adjustments were phased in from March 31, 2014 through March 31, 2018.

Additional Tier 1 capital consists primarily of preferred securities and perpetual subordinated bonds.

Tier 2 capital consists primarily of subordinated debt securities.

Capital instruments such as preferred securities and subordinated debt issued on or after March 31, 2013 must meet the new requirements to be included in regulatory capital. Capital instruments issued prior to March 31, 2013 that do not meet the requirements set forth in the FSA capital adequacy guidelines no longer qualify as Additional Tier 1 or Tier 2 capital. However, if those capital instruments meet the requirements for transitional arrangements set forth in such guidelines, they can qualify as Additional Tier 1 or Tier 2 capital during the phase-out period beginning March 31, 2013. The remaining balance of those non-qualifying capital instruments recognized as Additional Tier 1 or Tier 2 capital are being reduced in annual 10% increments and will be fully phased out by March 31, 2022.

At September 30, 2018, our consolidated total capital was ¥12,573 billion, Tier 1 capital was ¥10,923 billion, and Common Equity Tier 1 capital was ¥9,498 billion. Our total risk-weighted assets at September 30, 2018 were ¥63,630 billion.

On a consolidated basis, our total risk-weighted capital ratio was 19.75% at September 30, 2018 compared to 19.36% at March 31, 2018, Tier 1 risk-weighted capital ratio was 17.16% at September 30, 2018 compared to 16.69% at March 31, 2018, Common Equity Tier 1 risk-weighted capital ratio was 14.92% at September 30, 2018 compared to 14.50% at March 31, 2018 and leverage ratio was 4.94% at September 30, 2018 compared to 5.01% at March 31, 2018.

Our capital position and SMBC’s capital position depend in part on the fair market value of our investment securities portfolio, since unrealized gains and losses are included in the amount of regulatory capital. At March 31, 2013, unrealized gains and losses were counted as Tier 2 capital and Additional Tier 1 capital, respectively, but started to be counted as Common Equity Tier 1 capital from March 31, 2014 by increments of 20% and have been fully counted as Common Equity Tier 1 capital since March 31, 2018. Since our other securities (including money held in trust) with a readily ascertainable market value included unrealized gains and losses, substantial fluctuations in the Japanese stock markets may affect our capital position and the capital position of SMBC.

In addition, our capital position and SMBC’s capital position would be negatively affected if deferred tax assets cannot be recognized. Under Japanese GAAP, a company will lose its ability to recognize deferred tax assets if, in principle, it has substantial amounts of negative annual taxable income for each of past three consecutive years and current fiscal year, and is expected to have significant negative taxable income in the following fiscal year.

Set forth below is a table of risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio of SMBC at September 30, 2018 and March 31, 2018 on a consolidated and nonconsolidated basis.

	At September 30, 2018	At March 31, 2018
	(In billions, except percentages)
SMBC Consolidated:
Total risk-weighted capital ratio	21.02%	21.14%
Tier 1 risk-weighted capital ratio	18.09%	18.22%
Common Equity Tier 1 risk-weighted capital ratio	15.34%	15.29%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥11,048.2	¥10,931.1
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	9,512.1	9,423.7
Common Equity Tier 1 capital	8,065.3	7,908.7
Risk-weighted assets	52,560.1	51,707.5
The amount of minimum total capital requirements(1)	4,204.8	4,136.6

Leverage ratio	4.71%	4.84%

SMBC Nonconsolidated:
Total risk-weighted capital ratio	20.79%	21.11%
Tier 1 risk-weighted capital ratio	17.73%	18.11%
Common Equity Tier 1 risk-weighted capital ratio	14.88%	15.07%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,373.4	¥10,346.1
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	8,848.9	8,875.3
Common Equity Tier 1 capital	7,425.8	7,384.9
Risk-weighted assets	49,887.4	49,001.9
The amount of minimum total capital requirements(1)	3,991.0	3,920.1

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

Our securities subsidiary in Japan, SMBC Nikko Securities is also subject to capital adequacy requirements under the Financial Instruments and Exchange Act of Japan. At September 30, 2018, the capital adequacy ratio was 405.0% for SMBC Nikko Securities, and sufficiently above 140%, below which level it would be required to file daily reports with the Commissioner of the FSA.

FINANCIAL RISK MANAGEMENT

Risk Management System

Our risk management system is described in the “Quantitative and Qualitative Information about Risk Management” section within Item 11, “Quantitative and Qualitative Disclosures about Credit, Market and Other Risk,” of our annual report on Form 20-F for the fiscal year ended March 31, 2018. There were no material changes in our risk management system for the six months ended September 30, 2018.

Credit Risk

Our credit risk management system is described in the “Credit Risk” section within Item 11 of our annual report on Form 20-F for the fiscal year ended March 31, 2018. There were no material changes in our credit risk management system for the six months ended September 30, 2018.

Market Risk

Our market risk management system is described in the “Market Risk and Liquidity Risk” section within Item 11 of our annual report on Form 20-F for the fiscal year ended March 31, 2018.

Our market risk can be divided into various factors: interest rates, foreign exchange rates, equity prices and option risks. We manage each of these risks by employing the VaR method as well as supplemental indicators suitable for managing each risk, such as the basis point value (“BPV”).

VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, our VaR indicates the largest loss that is possible for a holding period of one day and a confidence interval of 99.0%. BPV is the amount of change in assessed value as a result of a one-basis-point (0.01%) movement in interest rates.

The principal SMBC Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses on a net position basis, the model estimates the maximum losses that may occur. The VaR calculation method we employ for both trading and non-trading activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for the strategic equity investment portfolio); and

•	an observation period of four years (ten years for the strategic equity investment portfolio).

This	method is reviewed periodically and refined, if necessary.

VaR Summary

The following tables set forth our VaR for trading activities and non-trading activities by risk categories for the six months ended September 30, 2018.

VaR for Trading Activities

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the six months ended September 30, 2018:
SMBC Consolidated
Maximum	¥4.8	¥6.2	¥2.5	¥4.6	¥13.5
Minimum	2.3	3.0	0.1	3.1	6.1
Daily average	3.3	3.9	1.1	3.9	8.4
At September 30, 2018	4.3	3.7	1.1	4.2	7.2
At March 31, 2018	2.6	3.6	0.0	3.2	8.1

SMFG Consolidated
Maximum	¥19.0	¥6.9	¥6.8	¥4.6	¥31.8
Minimum	8.5	3.2	3.2	3.1	15.5
Daily average	13.4	4.3	4.5	3.9	22.2
At September 30, 2018	10.0	3.9	3.8	4.2	15.7
At March 31, 2018	11.3	4.3	4.3	3.2	21.5

(1)

Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-Trading Activities

• Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the six months ended September 30, 2018:
SMBC Consolidated
Maximum	¥33.0	¥0.0	¥33.7	¥0.0	¥48.4
Minimum	29.4	0.0	17.8	0.0	36.6
Daily average	30.8	0.0	25.1	0.0	41.2
At September 30, 2018	33.0	0.0	20.5	0.0	40.4
At March 31, 2018	31.3	0.0	28.1	0.0	45.7

SMFG Consolidated
Maximum	¥35.6	¥0.0	¥33.7	¥0.0	¥50.6
Minimum	31.9	0.0	17.8	0.0	38.9
Daily average	33.1	0.0	25.1	0.0	43.6
At September 30, 2018	35.6	0.0	20.5	0.0	42.9
At March 31, 2018	33.7	0.0	28.1	0.0	48.2

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

• Strategic Equity Investment

Equities risk
(In billions)
For the six months ended September 30, 2018:
SMBC Consolidated
Maximum	¥1,430.4
Minimum	1,271.5
Daily average	1,359.6
At September 30, 2018	1,356.2
At March 31, 2018	1,389.4

SMFG Consolidated
Maximum	¥1,622.5
Minimum	1,451.0
Daily average	1,542.5
At September 30, 2018	1,545.1
At March 31, 2018	1,603.6

Back-testing

The relationship between the VaR calculated with the model and the profit and loss data is back-tested periodically. There were no significant excess losses in the back-testing results including the trading accounts.

Stress Tests

To prepare for unexpected market swings, we perform stress tests on a monthly basis based on various scenarios.

Interest Rate Risk

To supplement the above limitations of VaR methodologies, the SMBC Group adopts various indices to measure and monitor the sensitivity of interest rates, including delta, gamma and vega risks. The SMBC Group considers BPV as one of the most significant indices to manage interest rate risk. BPV is the amount of change in the value to the banking and trading book as a result of a one-basis-point (0.01%) movement in interest rates. The principal SMBC Group companies use BPV to monitor interest rate risk, not only on a net basis, but also by term to prevent the concentration of interest rate risk in a specific period. In addition, as previously addressed, the SMBC Group enhances the risk management methods of VaR and BPV by using them in combination with back-testing and stress tests.

Interest rate risk substantially changes depending on the method used for recognizing the expected maturity dates of demand deposits that can be withdrawn at any time or the method used for estimating the timing of cancellation prior to maturity of time deposits and consumer housing loans. At SMBC, the maturity of demand deposits that are expected to be left with SMBC for a prolonged period is regarded to be at the longest five years (2.5 years on average), and the cancellation prior to maturity of time deposits and consumer housing loans is estimated based on historical data.

Based on the standards for interest rate risk in the banking book issued by the BCBS in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) and changes in net interest income (“ΔNII”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. The tables below present ΔEVE and ΔNII of SMBC and SMFG on a consolidated basis at September 30, 2018 and March 31, 2018, respectively.

ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15%, and the ratios for SMBC on a consolidated basis at September 30, 2018 and March 31, 2018 were 7.5% and 4.8%, respectively and those for SMFG on a consolidated basis at September 30, 2018 and March 31, 2018 were 6.5% and 4.2%, respectively.

ΔNII is defined as a decline in interest income over a 12-month period as a result of an interest rate shock. It is calculated assuming a constant balance sheet over a forward-looking 12-month period.

	At September 30, 2018		At March 31, 2018
	ΔEVE	ΔNII	ΔEVE	ΔNII
	(In billions)
SMBC Consolidated
Parallel shock up	¥709.1	¥(258.9)	¥450.8	¥(283.2)
Parallel shock down	0.0	415.7	0.0	433.6
Steepener shock	361.9	—	234.6	—
Flattener shock	19.6	—	14.5	—
Short rate shock up	140.5	—	69.9	—
Short rate shock down	0.0	—	0.2	—
Maximum	709.1	415.7	450.8	433.6

	At September 30, 2018		At March 31, 2018
	(In billions)
Tier 1 Capital	¥9,512.1		¥9,423.7

	At September 30, 2018		At March 31, 2018
	ΔEVE	ΔNII	ΔEVE	ΔNII
	(In billions)
SMFG Consolidated
Parallel shock up	¥709.1	¥(258.9)	¥450.8	¥(283.2)
Parallel shock down	0.0	415.7	0.0	433.6
Steepener shock	361.9	—	234.6	—
Flattener shock	19.6	—	14.5	—
Short rate shock up	140.5	—	69.9	—
Short rate shock down	0.0	—	0.2	—
Maximum	709.1	415.7	450.8	433.6

	At September 30, 2018		At March 31, 2018
	(In billions)
Tier 1 Capital	¥10,922.9		¥10,610.2

Note:

ΔEVE and ΔNII are calculated by currency at the SMBC consolidated level and the results are aggregated across the various currencies. For ΔNII, only Japanese yen and U.S. dollars are included in the calculation. These are the material currencies where interest rate sensitive assets and liabilities are more than 5% of total assets and liabilities.

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Financial Position (Unaudited)

	Note	At September 30, 2018	At March 31, 2018
		(In millions)
Assets:
Cash and deposits with banks		¥56,793,422	¥54,696,069
Call loans and bills bought		2,360,765	1,881,880
Reverse repurchase agreements and cash collateral on securities borrowed		9,691,156	8,491,703
Trading assets		3,003,342	3,169,123
Derivative financial instruments	5	3,860,925	3,885,271
Financial assets at fair value through profit or loss		2,988,640	1,547,672
Investment securities	6	18,795,792	20,495,075
Loans and advances	7	88,560,861	85,129,070
Investments in associates and joint ventures		641,053	730,414
Property, plant and equipment		1,490,003	1,510,132
Intangible assets		818,219	835,902
Other assets		4,341,330	4,043,908
Current tax assets		50,631	87,961
Deferred tax assets		16,378	19,436
Assets held for sale		5,958,044	5,651,950

Total assets		¥199,370,561	¥192,175,566

Liabilities:
Deposits		¥131,657,778	¥128,461,527
Call money and bills sold		2,013,278	1,190,929
Repurchase agreements and cash collateral on securities lent		13,693,129	12,022,593
Trading liabilities		1,851,229	2,143,899
Derivative financial instruments	5	3,725,693	3,498,016
Borrowings	8	10,980,538	10,652,481
Debt securities in issue	9	11,607,347	10,569,117
Provisions	10	176,422	188,267
Other liabilities		6,802,963	6,882,740
Current tax liabilities		40,137	55,516
Deferred tax liabilities		446,617	397,741
Liabilities directly associated with the assets held for sale		3,745,241	3,616,941

Total liabilities		186,740,372	179,679,767

Equity:
Capital stock	11	2,339,443	2,338,743
Capital surplus		839,479	863,505
Retained earnings		5,629,654	5,149,193
Other reserves		2,104,670	2,324,349
Treasury stock	11	(16,292)	(12,493)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		10,896,954	10,663,297
Non-controlling interests	12	1,133,507	1,232,980
Equity attributable to other equity instruments holders	12	599,728	599,522

Total equity		12,630,189	12,495,799

Total equity and liabilities		¥199,370,561	¥192,175,566

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statements (Unaudited)

		For the six months ended September 30,
	Note	2018	2017
		(In millions, except per share data)
Interest income		¥1,151,910	¥1,036,329
Interest expense		505,666	337,852

Net interest income		646,244	698,477

Fee and commission income	13	533,801	530,006
Fee and commission expense		97,306	99,052

Net fee and commission income		436,495	430,954

Net trading income		115,388	139,685
Net income (loss) from financial assets at fair value through profit or loss		116,361	(960)
Net investment income		42,384	222,377
Other income		275,057	265,204

Total operating income		1,631,929	1,755,737

Impairment charges on financial assets	14	25,260	66,992

Net operating income		1,606,669	1,688,745

General and administrative expenses		850,905	888,037
Other expenses		239,946	215,666

Operating expenses		1,090,851	1,103,703

Share of post-tax profit of associates and joint ventures		25,596	32,223

Profit before tax		541,414	617,265

Income tax expense		126,271	137,296

Net profit		¥415,143	¥479,969

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥357,436	¥426,002
Non-controlling interests		51,807	49,252
Other equity instruments holders		5,900	4,715

Earnings per share:
Basic	15	¥255.38	¥302.06
Diluted	15	255.21	301.83

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Unaudited)

	For the six months ended September 30,
	2018	2017
	(In millions)
Net profit	¥415,143	¥479,969

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	81,384	76,692
Equity instruments designated at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	275,545	—
Share of other comprehensive income (loss) of associates and joint ventures	1,908	117
Income tax relating to items that will not be reclassified	(107,683)	(23,417)

Total items that will not be reclassified to profit or loss, net of tax	251,154	53,392

Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	—	558,315
Reclassification adjustments for (gains) losses included in net profit, before tax	—	(152,564)
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	(69,618)	—
Reclassification adjustments for (gains) losses included in net profit, before tax	1,007	—
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	60,099	(12,248)
Share of other comprehensive income (loss) of associates and joint ventures	(26,231)	(7,677)
Income tax relating to items that may be reclassified	16,774	(124,952)

Total items that may be reclassified subsequently to profit or loss, net of tax	(17,969)	260,874

Other comprehensive income, net of tax	233,185	314,266

Total comprehensive income	¥648,328	¥794,235

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥562,210	¥723,181
Non-controlling interests	80,218	66,339
Other equity instruments holders	5,900	4,715

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Changes in Equity (Unaudited)

	Capital stock	Capital surplus	Retained earnings	Remeasure- ments of defined benefit plans	Available- for-sale financial assets	Financial instruments measured at fair value through other comprehensive income (“FVOCI”)	Exchange differences on translating foreign operations	Treasury stock	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity
	(In millions)
Balance at April 1, 2017	¥2,337,896	¥864,052	¥4,609,496	¥22,774	¥1,929,894	¥—	¥181,374	¥(12,913)	¥9,932,573	¥1,505,001	¥449,709	¥11,887,283

Comprehensive income:
Net profit	—	—	426,002	—	—	—	—	—	426,002	49,252	4,715	479,969
Other comprehensive income	—	—	—	52,802	271,588	—	(27,211)	—	297,179	17,087	—	314,266

Total comprehensive income	—	—	426,002	52,802	271,588	—	(27,211)	—	723,181	66,339	4,715	794,235

Issuance of shares under share-based payment transactions	847	848	—	—	—	—	—	—	1,695	—	—	1,695
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	(194)	—	(194)
Dividends to shareholders	—	—	(105,752)	—	—	—	—	—	(105,752)	(36,801)	—	(142,553)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(4,715)	(4,715)
Purchase of treasury stock	—	—	—	—	—	—	—	(54)	(54)	—	—	(54)
Sale of treasury stock	—	—	—	—	—	—	—	487	487	—	—	487
Loss on sale of treasury stock	—	(44)	—	—	—	—	—	—	(44)	—	—	(44)
Share-based payment transactions	—	(1,490)	—	—	—	—	—	—	(1,490)	—	—	(1,490)
Others	—	—	46	—	—	—	—	—	46	159	103	308

Balance at September 30, 2017	¥2,338,743	¥863,366	¥4,929,792	¥75,576	¥2,201,482	¥—	¥154,163	¥(12,480)	¥10,550,642	¥1,534,504	¥449,812	¥12,534,958

Balance at March 31, 2018	¥2,338,743	¥863,505	¥5,149,193	¥76,102	¥2,122,260	¥—	¥125,987	¥(12,493)	¥10,663,297	¥1,232,980	¥599,522	¥12,495,799
Effect of changes in accounting policies	—	—	270,414	—	(2,122,260)	1,718,937	—	—	(132,909)	250	—	(132,659)

Balance at April 1, 2018	2,338,743	863,505	5,419,607	76,102	—	1,718,937	125,987	(12,493)	10,530,388	1,233,230	599,522	12,363,140

Comprehensive income:
Net profit	—	—	357,436	—	—	—	—	—	357,436	51,807	5,900	415,143
Other comprehensive income	—	—	—	56,419	—	126,668	21,687	—	204,774	28,411	—	233,185

Total comprehensive income	—	—	357,436	56,419	—	126,668	21,687	—	562,210	80,218	5,900	648,328

Issuance of shares under share-based payment transactions	700	699	—	—	—	—	—	—	1,399	—	—	1,399
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	8	—	8
Transaction with non-controlling interest shareholders	—	(18)	—	—	—	—	—	—	(18)	964	—	946
Dividends to shareholders	—	—	(126,950)	—	—	—	—	—	(126,950)	(31,805)	—	(158,755)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(5,900)	(5,900)
Redemption of preferred securities	—	—	—	—	—	—	—	—	—	(149,108)	—	(149,108)
Purchase of treasury stock	—	—	—	—	—	—	—	(70,048)	(70,048)	—	—	(70,048)
Sale of treasury stock	—	—	—	—	—	—	—	327	327	—	—	327
Loss on sale of treasury stock	—	(55)	—	—	—	—	—	—	(55)	—	—	(55)
Cancellation of treasury stock	—	(24,231)	(41,691)	—	—	—	—	65,922	—	—	—	—
Share-based payment transactions	—	(381)	—	—	—	—	—	—	(381)	—	—	(381)
Transfer of gains and losses on financial instruments designated at FVOCI to retained earnings-net	—	—	21,130	—	—	(21,130)	—	—	—	—	—	—
Others	—	(40)	122	—	—	—	—	—	82	—	206	288

Balance at September 30, 2018	¥2,339,443	¥839,479	¥5,629,654	¥132,521	¥—	¥1,824,475	¥147,674	¥(16,292)	¥10,896,954	¥1,133,507	¥599,728	¥12,630,189

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows (Unaudited)

	For the six months ended September 30,
	2018	2017
	(In millions)
Operating Activities:
Profit before tax	¥541,414	¥617,265
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(48,127)	(151,604)
Foreign exchange (gains) losses	834,533	(309,268)
Provision for loan losses	34,207	62,936
Depreciation and amortization	107,762	153,933
Share of post-tax profit of associates and joint ventures	(25,596)	(32,223)
Net changes in assets and liabilities:
Net (increase) decrease of term deposits with original maturities over three months	231,141	(263,515)
Net increase of call loans and bills bought	(492,733)	(62,670)
Net increase of reverse repurchase agreements and cash collateral on securities borrowed	(1,227,888)	(693,515)
Net increase of loans and advances	(3,754,742)	(1,781,043)
Net change of trading assets and liabilities, and derivative financial instruments	152,345	(251,871)
Net increase of deposits	2,891,618	3,307,828
Net increase (decrease) of call money and bills sold	832,635	(206,805)
Net increase of repurchase agreements and cash collateral on securities lent	1,695,158	2,539,490
Net increase of other unsubordinated borrowings and debt securities in issue	1,202,234	523,754
Income taxes paid—net	(101,042)	41,350
Other operating activities—net	(972,492)	(177,888)

Net cash and cash equivalents provided by operating activities	1,900,427	3,316,154

Investing Activities:
Purchases of investment securities	(12,058,559)	—
Proceeds from sale of investment securities	7,843,607	—
Proceeds from maturities of investment securities	5,041,190	—
Purchases of financial assets at fair value through profit or loss and available-for-sale financial assets	—	(12,851,411)
Proceeds from sale of financial assets at fair value through profit or loss and available-for-sale financial assets	—	8,685,366
Proceeds from maturities of financial assets at fair value through profit or loss and available-for-sale financial assets	—	3,103,302
Proceeds from maturities of held-to-maturity investments	—	460,192
Acquisitions of the subsidiaries and businesses, net of cash and cash equivalents acquired	—	(160,862)
Investments in associates and joint ventures	(5,542)	(812)
Proceeds from sale of investments in associates and joint ventures	83,946	—
Purchases of property, plant and equipment and investment properties	(309,277)	(289,780)
Purchases of intangible assets	(58,272)	(66,578)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	72,455	45,007
Other investing activities—net	(1)	1

Net cash and cash equivalents provided by (used in) investing activities	609,547	(1,075,575)

Financing Activities:
Proceeds from issuance of subordinated bonds	—	1,734
Redemption of subordinated bonds	(5,077)	(829)
Redemption of preferred securities	(150,269)	—
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(126,989)	(105,712)
Dividends paid to non-controlling interest shareholders	(31,784)	(36,103)
Coupons paid to other equity instruments holders	(5,900)	(4,715)
Purchase of treasury stock and proceeds from sale of treasury stock—net	(69,776)	389
Purchase of other equity instruments and proceeds from sale of other equity instruments—net	206	102
Transactions with non-controlling interest shareholders—net	—	(2)

Net cash and cash equivalents used in financing activities	(389,589)	(145,136)

Effect of exchange rate changes on cash and cash equivalents	259,326	299,598

Net increase of cash and cash equivalents	2,379,711	2,395,041
Cash and cash equivalents at beginning of period	53,416,456	46,244,819

Cash and cash equivalents at end of period	¥55,796,167	¥48,639,860

Net cash and cash equivalents provided by operating activities includes:
Interest and dividends received	¥1,203,376	¥1,090,745
Interest paid	479,394	324,808

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements (Unaudited)

1	GENERAL INFORMATION

Sumitomo Mitsui Financial Group, Inc. (the “Company” or “SMFG”) was established on December 2, 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (kabushiki-iten) of all of the outstanding equity securities of SMBC in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan (“Companies Act”). Upon the formation of the Company and the completion of the statutory share transfer, SMBC became a direct, wholly owned subsidiary of the Company. The Company has a primary listing on the Tokyo Stock Exchange (First Section), with further listing on the Nagoya Stock Exchange (First Section). The Company’s American Depositary Shares are listed on the New York Stock Exchange.

The Company and its subsidiaries (the “SMBC Group”) offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services.

The accompanying consolidated financial statements have been authorized for issue by the Management Committee on December 20, 2018.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The interim consolidated financial statements, including selected explanatory notes, of the SMBC Group have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements should be read in conjunction with the SMBC Group’s consolidated financial statements for the fiscal year ended March 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

Significant Accounting Policies

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the SMBC Group’s consolidated financial statements for the fiscal year ended March 31, 2018, except as described below.

IFRS 15 “Revenue from Contracts with Customers”

On April 1, 2018, the SMBC Group adopted IFRS 15 “Revenue from Contracts with Customers.” IFRS 15 replaces IAS 18 “Revenue,” IAS 11 “Construction Contracts,” IFRIC 13 “Customer Loyalty Programmes” and other related interpretations. IFRS 15 is applied to all contracts with customers except for leases, financial instruments and insurance contracts.

The core principle of IFRS 15 is to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 also requires enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively and improves guidance for multiple-element arrangements.

IFRS 15 presents a single, principles-based five-step model that applies to all contracts with customers. IFRS 15 requires the SMBC Group to capitalize the incremental costs of obtaining a contract with a customer and the costs incurred in fulfilling a contract with a customer if the SMBC Group expects to recover those costs.

Fee and Commission Income

The SMBC Group recognizes fee and commission income in accordance with the five-step model. The five-step model requires the SMBC Group to (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Fee and commission income arises from a diverse range of services that the SMBC Group provides to its customers. Fee and commission income can be divided into two categories: fee and commission income from providing transaction services, and fee and commission income from services that are provided over a period of time. Fee and commission income from providing transaction services includes fees on credit card business, fees and commissions on the securities business, underwriting fees, brokerage fees, investment trusts sales commissions, fees on funds transfer and collection services, loan syndication fees for arranging a loan and fee and commission income from other services. Fee and commission income from services that are provided over a period of time includes fiduciary fees, investment fund management fees and fee and commission income from other services.

The SMBC Group adopted the standard retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and has not restated comparatives as permitted by IFRS 15.

IFRS 9 “Financial Instruments”

On April 1, 2018, the SMBC Group adopted IFRS 9 “Financial Instruments,” which is the comprehensive standard to replace IAS 39 “Financial Instruments: Recognition and Measurement.” It contains the following new requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting. The SMBC Group adopted the standard retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and has not restated comparatives as permitted by IFRS 9.

Classification and measurement of financial assets

IFRS 9 requires all financial assets, including the entire hybrid instrument, to be classified into three categories, namely, amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVPL”), based on the business model within which they are held and their contractual cash flow characteristics.

The SMBC Group has assessed business models based on facts and circumstances at a portfolio level. Factors that are considered in determining the business model include policies and objectives for the relevant portfolio, how the performance and risks of the portfolio are managed, evaluated and reported to management, and the level of sales activity.

The SMBC Group has assessed the contractual cash flow characteristics of financial assets with reference to whether the contractual cash flows are solely payments of principal and interest (“SPPI”). Principal is the fair value of the financial asset at initial recognition but this may change over the life of the instrument as amounts are repaid. Interest is defined as consideration for the time value of money and the credit risk associated with the principal amount outstanding during a particular period of time. It can also include consideration for other basic lending risks such as liquidity risk and costs such as administrative costs associated with holding the financial asset for a particular period of time, as well as a profit margin. In assessing whether the contractual cash flows meet the condition for SPPI, the SMBC Group considers the contractual terms that could change the contractual cash flows so that it would not meet the condition for SPPI, including leverage features, contingent events that would change the amount and timing of cash flows, contractual terms that limit the SMBC Group’s claim to cash flows from specified assets, and features that modify consideration of the time value of money.

•	Financial assets measured at amortized cost

Financial assets are measured at amortized cost if they are held within a business model whose objective is to hold the assets in order to collect contractual cash flows, and their contractual cash flows are SPPI. These financial assets are mainly included in “Loans and advances” and also in “Investment securities” in the consolidated statement of financial position. They are initially recognized at fair value plus directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest method. Interest income on these financial assets is recognized in “Net interest income” in the consolidated income statement using the effective interest method.

•	Financial assets measured at fair value through other comprehensive income

Financial assets are measured at FVOCI if they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and their contractual cash flows are SPPI. They are initially recognized at fair value plus directly attributable transaction costs, and are subsequently measured at fair value. Gains and losses arising from changes in the fair value of these financial assets are recognized in other comprehensive income, until they are derecognized. At that time, the cumulative gains or losses previously recognized in other comprehensive income are transferred to profit or loss. However, interest income calculated using the effective interest method, foreign currency gains and losses, and impairment gains and losses are recognized in the consolidated income statement.

In addition, the SMBC Group makes an irrevocable election at initial recognition, for particular non-trading equity instruments that would otherwise be measured at FVPL, to present subsequent changes in fair value in other comprehensive income. They are initially recognized at fair value plus directly attributable transaction costs, and are subsequently measured at fair value. Amounts presented in other comprehensive income shall not be subsequently transferred to profit or loss.

Financial assets measured at FVOCI are included in “Investment securities” in the consolidated statement of financial position. Dividend income on equity instruments included in these financial assets is recognized in “Net investment income” in the consolidated income statement while interest income on debt instruments is recognized in “Net interest income” in the consolidated income statement using the effective interest method.

•	Financial assets measured at fair value through profit or loss

Any financial assets that do not meet the criteria of amortized cost or FVOCI are classified as FVPL, unless an entity makes an irrevocable election for non-trading equity instruments to be measured at FVOCI. Financial assets held for trading, excluding derivatives, are included in “Trading assets” in the consolidated statement of financial position. Derivatives are measured at FVPL and included in “Derivative financial instruments” in the consolidated statement of financial position. Financial assets measured at FVPL, other than those held for trading and derivatives, are included in “Financial assets at fair value through profit or loss” in the consolidated statement of financial position. Additionally, financial assets measured at amortized cost or FVOCI can be designated at initial recognition to be measured at FVPL in order to eliminate or significantly reduce an accounting mismatch. The SMBC Group does not make this designation.

Financial assets measured at FVPL are initially recognized at fair value with transaction costs being recognized in the consolidated income statement, and are subsequently measured at fair value. Gains or losses arising from trading assets and derivatives are included in “Net trading income” in the consolidated income statement. Gains or losses arising from financial assets at fair value through profit or loss are included in “Net income (loss) from financial assets at fair value through profit or loss” in the consolidated income statement.

Classification and measurement of financial liabilities

IFRS 9 maintains most of the requirements in IAS 39 regarding the classification and measurement of financial liabilities including derivative liabilities. However, with the new requirements of IFRS 9, if an entity designates a financial liability at fair value, the amount of change in its fair value that is attributable to changes in the credit risk of that liability would be presented in other comprehensive income, rather than profit or loss. The SMBC Group does not apply fair value designation option to any of its financial liabilities and therefore is not affected by the new requirement.

Impairment

The standard introduces the expected credit loss (“ECL”) model, which is a new model for the recognition of impairment losses, to replace the incurred loss model in IAS 39. The impairment requirements apply to financial assets measured at amortized cost, and FVOCI debt instruments, lease receivables, certain loan commitments and financial guarantee contracts. Under the ECL model, an entity is required to account for expected credit losses from initial recognition of financial instruments and to recognize full lifetime expected losses on a timely basis. Under the ECL model impairment losses are recognized earlier than the incurred loss model.

At each reporting date, credit risk on a financial asset is assessed and a loss allowance is measured for ECL resulting from default events that are possible within the next 12 months, if the credit risk has not increased significantly since initial recognition (“Stage 1”). A loss allowance is recognized at an amount equal to ECL resulting from all possible default events over the expected life of the financial assets which are assessed to have experienced a significant increase in credit risk (“Stage 2”) or the credit-impaired financial assets (“Stage 3”).

Assessments on significant increases in credit risk and the following measurement of ECL are performed on an individual financial instrument basis or on a collective basis. The SMBC Group considers asset type, credit risk ratings, collateral collectability, past-due status and other relevant characteristics of financial instruments, groups those with similar credit risk characteristics, and assesses whether there have been significant increases in credit risk on a collective basis, when information indicative of significant increases in credit risk on financial instruments with similar credit risk characteristics can be identified on a timely basis.

The SMBC Group determines whether there has been a significant increase in credit risk by comparing the risk of a default occurring on a financial instrument at the reporting date with that at the date of initial recognition, based on quantitative and qualitative assessments. As for the quantitative assessment, the SMBC Group measures increase of probability of default (“PD”) since initial recognition. A significant increase in credit risk is recognized if the increase of PD exceeds the threshold defined by the SMBC Group. In addition, if an obligor gets downgraded to a certain degree which reflects an increase of PD, it will be assessed whether there has been a significant increase in credit risk. An obligor’s grade is determined under the SMBC Group’s internal credit rating system. As for the qualitative assessment, the SMBC Group evaluates credit risk characteristics in accordance with the SMBC Group’s credit risk management practices, and takes them into consideration for determining whether there has been a significant increase in credit risk. For example, certain financial assets assessed to have high credit risk are transferred to Stage 2. Moreover, a significant increase in credit risk is presumed if principal and/or interest payments are more than 30 days past due. Financial assets are transferred to Stage 1, if there is no longer any observation of a significant increase in credit risk.

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. The criteria that the SMBC Group uses to determine that a financial asset is credit-impaired include:

•	significant financial difficulty of an issuer or an borrower;

•	a default or delinquency in interest or principal payments;

•	restructuring of a financial asset by the SMBC Group due to the borrower’s financial difficulties;

•	indications that a borrower or issuer will enter bankruptcy; and

•	the disappearance of an active market for that financial asset because of the borrower’s financial difficulties.

The definition of default used for ECL recognition and measurement is consistent with that used for internal credit risk management purposes. The SMBC Group manages credit risk with internal credit rating system, where loans to substandard borrowers, potentially bankrupt borrowers, effectively bankrupt borrowers, and bankrupt borrowers are defined as default for ECL application.

If the contractual cash flows on a financial asset have been renegotiated or modified and the financial asset is not derecognized, the SMBC Group assesses whether there has been a significant increase in the credit risk of the financial asset.

Purchased or originated credit-impaired financial assets (“POCI”) are credit impaired on initial recognition. Cumulative changes in lifetime ECL since initial recognition are subsequently recognized as loss allowance.

The SMBC Group measures ECL of a financial asset in a way that reflects an unbiased and probability-weighted amount, the time value of money, and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

The ECL models have been built by leveraging the probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”) used in the Basel III regulatory framework, for instance by adjusting certain conservative factors in those PDs and LGDs. For financial assets at Stage 1 and Stage 2, the SMBC Group uses the 12-month PDs developed to measure 12-month ECL and the lifetime PDs developed to measure lifetime ECL respectively, and consider forward-looking macro-economic information. For financial assets at Stage 3, the SMBC Group applies the discounted cash flow (“DCF”) method for individually significant impaired financial assets. For impaired financial assets that are not individually significant, the SMBC Group applies the same formula used for Stage 2 with PD set at 100%. For portfolios where the above ECL models are not applicable, the SMBC Group adjusts historical data, such as credit loss experience, with current observable data to reflect the effects of current conditions and forecasts to reflect the possible effect of future conditions.

To incorporate forward looking information into the ECL models, an approach based on multiple scenarios is introduced. In this approach, three scenarios (upside, downside, and central scenarios) are modelled to ensure an unbiased ECL calculation. Under each scenario, the relationship between credit losses and macroeconomic factors such as GDP is analyzed. The analysis is based on statistical calculations by using historical data and forecasts. The outcomes are utilized for ECL calculation in a probability-weighted way.

The DCF method is used to measure ECL, which are the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If financial assets have a variable interest rate, the discount rate for measuring any impairment loss is the effective interest rate determined under the contract, for the current period. The estimated future cash flows are individually calculated taking into account factors including historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, the overall support from financial institutions, and the realizable value of any collateral held.

ECL are recognized through allowance accounts. Changes in the carrying amount of the allowance accounts are recognized as impairment gain or loss in “Impairment charges on financial assets” in the consolidated income statement.

If a financial asset is determined to be uncollectible, it is written off against the related allowance for loan impairment. Uncollectible financial assets are normally written off when there is no expectation of further recovery after any collateral is foreclosed and the amount of the loss has been determined. Those assets primarily include loans for borrowers that have been legally or formally declared bankrupt and borrowers that may not have been legally or formally declared bankrupt but are essentially bankrupt.

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs when a specified debtor fails to make payments due in accordance with the original or modified terms of a debt instrument. Financial guarantees are initially recognized at fair value on the date the guarantee is given. Financial guarantees are subsequently measured at the higher of the loss allowance and the amount initially recognized less the cumulative income recognized at the reporting date, and is included in “Other Liabilities” in the consolidated statement of financial position.

The measurement of ECL allowance for financial instruments is an area that requires the use of complex models and significant assumptions about future economic conditions and credit behavior. A number of significant judgments are also required in applying the accounting requirements for measuring ECL, such as:

•	determining criteria for significant increase in credit risk;

•	measuring ECL by choosing appropriate models and assumptions;

•	incorporating forward-looking information; and

•

estimating the expected future cash flows by taking into account factors such as historical loss information, the appropriateness of the borrower’s business plan or operational improvement plan, the status of progress of its plan, the overall support from financial institutions, and the realizable value of any collateral held.

Management estimates and judgments may change from time to time as the economic environment changes or new information becomes available. Changes in these estimates and judgments will result in a different allowance for loan losses and may have a direct impact on impairment charges. For additional information, refer to Note 14 “Impairment Charges on Financial Assets.”

Hedge accounting

IFRS 9 introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The standard aligns hedge accounting more closely with risk management and adopts a more principle-based approach than that under IAS 39. IFRS 9 includes an accounting policy choice to defer the adoption of hedge accounting under the standard and to continue with IAS 39. The SMBC Group had once decided to apply the accounting policy to continue with IAS 39 hedge accounting as described in Note 2 “Summary of Significant Accounting Policies” of the SMBC Group’s consolidated financial statements for the fiscal year ended March 31, 2018. However, the SMBC Group started to apply hedge accounting in accordance with IFRS 9 from April 1, 2018 to present the consolidated financial statements more appropriately, considering the increase in the scope of hedged items eligible for hedge accounting under IFRS 9.

The SMBC Group applies hedge accounting to net investments in foreign operations, and the transition to hedge accounting under IFRS 9 from IAS 39 had no impact on the SMBC Group’s consolidated financial statements at April 1, 2018 and through the six months ended September 30, 2018.

Effect of Adoption of New and Amended Accounting Standards

The following table presents the effect of the adoption of IFRS 15 and IFRS 9 on the SMBC Group’s consolidated financial statements, showing separately the changes arising from reclassification and any associated remeasurement, and the impact of increased impairment. The SMBC Group adopted the standards retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and has not restated comparatives as permitted by IFRS 15 or IFRS 9.

			Effect of adoption of IFRS 9
	At March 31, 2018	Effect of adoption of IFRS 15	Classification and measurement/ Presentation	Impairment	At April 1, 2018
	(In millions)
Assets:
Cash and deposits with banks	¥54,696,069	¥—	¥(50,597)	¥—	¥54,645,472
Call loans and bills bought	1,881,880	—	—	—	1,881,880
Reverse repurchase agreements and cash collateral on securities borrowed	8,491,703	—	—	—	8,491,703
Trading assets	3,169,123	—	—	—	3,169,123
Derivative financial instruments	3,885,271	—	—	—	3,885,271
Financial assets at fair value through profit or loss	1,547,672	—	1,562,703	—	3,110,375
Investment securities	20,495,075	—	(1,347,917)	—	19,147,158
Loans and advances	85,129,070	—	(163,934)	(159,944)	84,805,192
Investments in associates and joint ventures	730,414	—	—	—	730,414
Property, plant and equipment	1,510,132	—	—	—	1,510,132
Intangible assets	835,902	—	—	—	835,902
Other assets(1)(2)	4,043,908	21,662	(106,673)	—	3,958,897
Current tax assets	87,961	—	—	—	87,961
Deferred tax assets	19,436	(423)	—	179	19,192
Assets held for sale	5,651,950	—	—	(3,237)	5,648,713

Total assets	¥192,175,566	¥21,239	¥(106,418)	¥(163,002)	¥191,927,385

Liabilities:
Deposits	¥128,461,527	¥—	¥—	¥—	¥128,461,527
Call money and bills sold	1,190,929	—	—	—	1,190,929
Repurchase agreements and cash collateral on securities lent	12,022,593	—	—	—	12,022,593
Trading liabilities	2,143,899	—	—	—	2,143,899
Derivative financial instruments	3,498,016	—	—	—	3,498,016
Borrowings	10,652,481	—	—	—	10,652,481
Debt securities in issue	10,569,117	—	—	—	10,569,117
Provisions	188,267	1,858	—	23,125	213,250
Other liabilities(2)	6,882,740	(1,858)	(106,612)	25,021	6,799,291
Current tax liabilities	55,516	—	—	—	55,516
Deferred tax liabilities	397,741	6,405	59	(63,520)	340,685
Liabilities directly associated with the assets held for sale	3,616,941	—	—	—	3,616,941

Total liabilities	179,679,767	6,405	(106,553)	(15,374)	179,564,245

Equity:
Capital stock	2,338,743	—	—	—	2,338,743
Capital surplus	863,505	—	—	—	863,505
Retained earnings(3)	5,149,193	10,776	403,458	(143,820)	5,419,607
Other reserves(3)	2,324,349	—	(403,323)	—	1,921,026
Treasury stock	(12,493)	—	—	—	(12,493)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	10,663,297	10,776	135	(143,820)	10,530,388
Non-controlling interests	1,232,980	4,058	—	(3,808)	1,233,230
Equity attributable to other equity instruments holders	599,522	—	—	—	599,522

Total equity	12,495,799	14,834	135	(147,628)	12,363,140

Total equity and liabilities	¥192,175,566	¥21,239	¥(106,418)	¥(163,002)	¥191,927,385

(1)

Following the adoption of IFRS 15, other assets increased due to capitalization of the incremental costs of obtaining a contract with a customer and the costs incurred in fulfilling a contract with a customer.

(2)	Following the adoption of IFRS 9, certain receivables for future premiums and unearned revenue related to financial guarantees decreased by the same amount without any impact on total equity.
(3)

Impairment losses recognized under IAS 39 on equity instruments for which the SMBC Group made an irrevocable election at initial recognition to present subsequent changes in fair value in other comprehensive income under IFRS 9 were, in principle, reclassified from retained earnings to other reserves at April 1, 2018. However, of those impairment losses, the amount that reduced income tax expense in previous years were not reclassified from retained earnings to other reserves at April 1, 2018.

IFRS 9 classification and measurement

The following table provides an overview of the impact of the changes to total assets under classification and measurement of financial assets, including allowances, which are affected by IFRS 9 impairment.

	Classification under IAS 39(1)	Classification under IFRS 9(1)	At March 31, 2018	Classification and Presentation	Measurement and Impairment	At April 1, 2018
			(In millions)
Cash and deposits with banks(2)			¥54,696,069	¥(50,597)	¥—	¥54,645,472
	L&R	AC	54,645,472	—	—	54,645,472
	L&R	FVPL	45,824	(45,824)	—	—
	FVPL	FVPL	4,773	(4,773)	—	—
Call loans and bills bought	L&R	AC	1,881,880	—	—	1,881,880
Reverse repurchase agreements and cash collateral on securities borrowed	L&R	AC	8,491,703	—	—	8,491,703
Trading assets	FVPL	FVPL	3,169,123	—	—	3,169,123
Derivative financial instruments	FVPL	FVPL	3,885,271	—	—	3,885,271
Financial assets at fair value through profit or loss(2)(3)(4)			1,547,672	1,562,509	194	3,110,375
	FVPL	FVPL	1,547,672	10,530	—	1,558,202
	L&R	FVPL	—	206,650	194	206,844
	AFS	FVPL	—	1,345,329	—	1,345,329
Investment securities(2)(4)(5)(6)			20,495,075	(1,347,917)	—	19,147,158
	HTM	AC	372,459	—	—	372,459
	AFS	FVPL	1,345,329	(1,345,329)	—	—
	AFS	FVOCI	18,774,699	—	—	18,774,699
	FVPL	FVPL	2,588	(2,588)	—	—
Loans and advances(2)(3)			85,129,070	(163,934)	(159,944)	84,805,192
	L&R	AC	84,965,136	—	(159,944)	84,805,192
	L&R	FVPL	160,765	(160,765)	—	—
	FVPL	FVPL	3,169	(3,169)	—	—
Other financial assets(7)(8)			3,598,642	(106,673)	—	3,491,969
	L&R	AC	3,598,581	(106,612)	—	3,491,969
	L&R	FVPL	61	(61)	—	—
Financial assets included in assets held for sale(4)(6)			3,208,771	—	(3,237)	3,205,534
	L&R	AC	3,098,196	—	(3,237)	3,094,959
	AFS	FVOCI	69,884	—	—	69,884
	AFS	FVPL	38,998	—	—	38,998
	FVPL	FVPL	1,693	—	—	1,693

(1)

In “Classification under IAS 39,” FVPL, HTM, L&R and AFS represent fair value through profit or loss, held-to-maturity, loans and receivables and available-for-sale, respectively. In “Classification under IFRS 9,” AC, FVOCI and FVPL represent amortized cost, fair value through other comprehensive income and fair value through profit or loss, respectively.

(2)

Certain deposits with banks, loans and advances, and investment securities are hybrid instruments, which consist of host contracts and embedded derivatives. These host contracts were classified as L&R or AFS, while the embedded derivatives were separately accounted for and classified as FVPL, if certain criteria were met under IAS 39. These hybrid instruments are classified in their entirety as FVPL if they do not meet the condition for SPPI under IFRS 9. The separated embedded derivatives were presented together with the host contracts in the consolidated statement of financial position under IAS 39. The entire hybrid instrument is presented as “Financial assets at fair value through profit or loss” in the consolidated statement of financial position under IFRS 9.

(3)

Certain loans and advances which were classified as L&R under IAS 39 are classified as FVPL under IFRS 9 if they do not meet the condition for SPPI or they are held within a business model whose objective is not to hold those assets to collect contractual cash flows, but to hold those assets for sale. Those loans and advances include subordinated loans or syndicated loans held for sale. They are presented as “Financial assets at fair value through profit or loss” in the consolidated statement of financial position under IFRS 9.

(4)

Financial assets which do not meet the condition for SPPI, such as investment funds, classified as AFS under IAS 39 are classified as FVPL under IFRS 9. They are presented as “Financial assets at fair value through profit or loss” in the consolidated statement of financial position under IFRS 9.

(5)

Certain debt instruments which were classified as AFS under IAS 39 are classified as FVOCI under IFRS 9 if they meet the condition for SPPI and are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets. Those debt instruments include Japanese government bonds and U.S. Treasury securities.

(6)

The SMBC Group made an irrevocable election at initial recognition for certain non-trading equity instruments, which were classified as AFS under IAS 39, to present subsequent changes in fair value in other comprehensive income under IFRS 9. The fair values of such instruments are ¥4,586,730 million at April 1, 2018.

(7)	“Other financial assets” consist of assets that meet the definition of financial assets but are not classified in any of the other categories.
(8)	Following the adoption of IFRS 9, certain receivables for future premiums and unearned revenue related to financial guarantees decreased by the same amount without any impact on total equity.

IFRS 9 impairment

The following table reconciles the closing impairment allowance for loans and receivables in accordance with IAS 39 and provisions for loan commitments and financial guarantee contracts in accordance with IAS 37 at March 31, 2018 to the opening ECL allowance determined in accordance with IFRS 9 at April 1, 2018.

	At March 31, 2018 (IAS 39/IAS 37)	Remeasurement	At April 1, 2018 (IFRS 9)(4)
	(In millions)
Loans and advances(1)	¥491,676	¥159,944	¥651,620
Loan commitments(2)	4,374	23,125	27,499
Financial guarantees(3)	1,498	25,021	26,519

(1)

“Loans and advances” mainly includes allowances for loans and advances. It also includes allowances for undrawn loan commitments issued to retail customers, and other financial assets measured at amortized cost.

(2)	The ECL allowance is measured for loan commitments issued to wholesale customers.
(3)	“Financial guarantees” represents the amount of the provision or ECL allowance in excess of the unearned revenues related to financial guarantees.
(4)	The result of ECL calculation for FVOCI debt instruments is not material.

For the six months ended September 30, 2018, a number of amendments to standards other than the above have become effective; however, they have not resulted in any material impact on the SMBC Group’s interim consolidated financial statement.

Recent Accounting Pronouncements

The SMBC Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

In September 2014, the IASB issued the narrow-scope amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” to address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The effective date of applying the amendments was January 1, 2016 when they were originally issued, however, in December 2015, the IASB issued Effective Date of Amendments to IFRS 10 and IAS 28 to remove the effective date and indicated that a new effective date will be determined at a future date when it has finalized revisions, if any, that result from its research project on the equity accounting. The SMBC Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 16 “Leases”

In January 2016, the IASB published IFRS 16 “Leases,” which sets out the principles for the recognition, measurement, presentation and disclosure of leases, replacing IAS 17 “Leases.” The standard introduces a single lessee accounting model and eliminates the classification of leases as either operating leases or finance leases, requiring a lessee to recognize assets and liabilities. A lessor continues to classify its leases as operating leases or finance leases, and to account for them differently. The standard is effective for annual periods beginning on or after January 1, 2019. The SMBC Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IFRIC 23 “Uncertainty over Income Tax Treatments”

In June 2017, the IASB published IFRIC 23 “Uncertainty over Income Tax Treatments,” which clarifies how to apply the recognition and measurement requirements in IAS 12 “Income Taxes” when there is uncertainty over income tax treatments. IAS 12 specifies how to account for current and deferred tax, but not how to reflect the effects of uncertainty. This interpretation adds to the requirements in IAS 12 by specifying how to reflect the effects of uncertainty in accounting for income taxes. The interpretation is effective for annual periods beginning on or after January 1, 2019 and is not expected to have a material impact on the SMBC Group’s consolidated financial statements.

Prepayment Features with Negative Compensation (Amendments to IFRS 9)

In October 2017, the IASB issued amendments to IFRS 9 to allow entities to measure particular prepayable financial assets with negative compensation at amortized cost or at fair value through other comprehensive income instead of at fair value through profit or loss, if a specified condition is met. The amendments are effective for annual periods beginning on or after January 1, 2019 and are not expected to have a material impact on the SMBC Group’s consolidated financial statements.

Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28)

In October 2017, the IASB issued amendments to IAS 28 to clarify that entities account for long-term interests in an associate or joint venture, to which the equity method is not applied, using IFRS 9. The amendments are effective for annual periods beginning on or after January 1, 2019. The SMBC Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements and are not expected to have a material impact on the SMBC Group’s consolidated financial statements.

Annual Improvements to IFRSs 2015-2017 Cycle

In December 2017, the IASB issued Annual Improvements to IFRSs 2015-2017 Cycle, which is a collection of amendments to four IFRSs. These are amendments that either clarify the wording in the standard or correct relatively minor oversights or conflicts between existing requirements of the standards. These improvements include the amendments effective for annual periods beginning on or after January 1, 2019. The SMBC Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)

In February 2018, the IASB issued amendments to IAS 19 “Employee Benefits” to clarify how to determine current service cost and net interest for the period after a change to a defined benefit plan. When a change to a plan such as an amendment, curtailment or settlement takes place, IAS 19 requires an entity to remeasure its net defined benefit liability or asset. The amendments require an entity to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. The amendments are effective for annual periods beginning on or after January 1, 2019. The SMBC Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Definition of a Business (Amendments to IFRS 3)

In October 2018, the IASB issued amendments to IFRS 3 “Business Combinations” to clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. The amendments are effective for annual periods beginning on or after January 1, 2020. The SMBC Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Definition of Material (Amendments to IAS 1 and IAS 8)

In October 2018, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” to clarify the definition of material and how it should be applied by including in the definition guidance that had featured elsewhere in IFRS. The updated definition of material makes it easier for entities to decide whether information should be included in their financial statements. The amendments are effective for annual periods beginning on or after January 1, 2020.

IFRS 17 “Insurance Contracts”

In May 2017, the IASB published IFRS 17 “Insurance Contracts,” which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, replacing IFRS 4 “Insurance Contracts.” IFRS 4 provided entities dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 requires all insurance contracts to be accounted for in a consistent manner. Insurance obligations will be accounted for by using present values instead of historical cost. The standard is effective for annual periods beginning on or after January 1, 2021. The SMBC Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The consolidated financial statements are influenced by estimates and management judgments, which necessarily have to be made in the course of preparation of the consolidated financial statements. Estimates and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and which are continually evaluated. These critical accounting estimates and judgments are described in Note 3 “Critical Accounting Estimates and Judgments” of the SMBC Group’s consolidated financial statements for the fiscal year ended March 31, 2018, except for those described in Note 2 “Summary of Significant Accounting Policies” as a result of adopting new and amended standards.

4	SEGMENT ANALYSIS

Business Segments

The SMBC Group’s business segment information is prepared based on the internal reporting system utilized by management to assess the performance of its business segments.

The SMBC Group has four main business segments: the Wholesale Business Unit, the Retail Business Unit, the International Business Unit and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others.

Wholesale Business Unit

The Wholesale Business Unit provides financing, investment management, risk hedging, and settlement services as well as financial solutions that respond to wide-ranging client needs in relation to M&A and other advisory services and leasing, primarily for large-and mid-sized corporate clients in Japan. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), SMBC Trust Bank Ltd. (“SMBC Trust Bank”) and Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”).

Retail Business Unit

The Retail Business Unit provides financial services to both consumers residing in Japan and domestic small-sized companies, and mainly consists of the retail business of SMBC, SMBC Nikko Securities and SMBC Trust Bank together with the three consumer finance companies, Sumitomo Mitsui Card Company, Limited, Cedyna Financial Corporation and SMBC Consumer Finance Co., Ltd. This business unit offers a wide range of products and services for consumers, including wealth management, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers. For small-sized companies, this business unit provides a wide array of financial products and services to comprehensively address business owners’ needs as both corporate managers and individuals such as business and asset succession.

International Business Unit

The International Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese companies, financial institutions, and government agencies and public corporations of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives, global cash management services, global vendor financing, leasing and securities business such as bond underwriting. This business unit mainly consists of the international businesses of SMBC, SMBC Nikko Securities, SMBC Trust Bank, SMFL and their foreign subsidiaries.

Global Markets Business Unit

The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks, and other marketable financial products and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and interest rate risks. This business unit consists of the Treasury Unit of SMBC and the Product Unit of SMBC Nikko Securities.

Head office account and others

The Head office account and others represent the difference between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the International Business Unit and the Global Markets Business Unit, and the SMBC Group as a whole. It mainly consists of administrative expenses related to headquarters operations and other subsidiaries and equity-method associates, including The Japan Research Institute, Limited and Sumitomo Mitsui Asset Management Company, Limited. It also includes internal transactions between the SMBC Group companies, which are eliminated in the consolidated financial statements.

Measurement of Segment Profit or Loss

The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit of each segment is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel expense and tax), and by adding or deducting others (i.e., share of profit or loss of equity-method associates and cooperated profit and loss based on internal managerial accounting) to or from consolidated gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). While the SMBC Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under accounting principles generally accepted in Japan (“Japanese GAAP”). Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statements.”

Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.

Segmental Results of Operations

For the six months ended September 30, 2018:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others(3)	Total
	(In billions)
Consolidated gross profit(1)	¥383.1	¥633.0	¥338.1	¥200.2	¥(94.4)	¥1,460.0
General and administrative expenses	(171.1)	(508.7)	(156.0)	(27.2)	10.5	(852.5)
Others(2)	21.6	6.0	21.7	9.5	(25.9)	32.9

Consolidated net business profit	¥233.6	¥130.3	¥203.8	¥182.5	¥(109.8)	¥640.4

For the six months ended September 30, 2017:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others(3)	Total
	(In billions)
Consolidated gross profit(1)	¥362.0	¥633.0	¥311.0	¥196.4	¥(36.6)	¥1,465.8
General and administrative expenses	(171.0)	(506.1)	(139.2)	(26.6)	(51.7)	(894.6)
Others(2)	23.8	5.6	30.3	8.5	(38.1)	30.1

Consolidated net business profit	¥214.8	¥132.5	¥202.1	¥178.3	¥(126.4)	¥601.3

(1)

Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)	“Others” includes share of profit or loss of equity-method associates and cooperated profit and loss, that is, profit and loss double-accounted for in the managerial accounting.
(3)

The results of Kansai Urban Banking Corporation and THE MINATO BANK, LTD, which ceased to be our subsidiaries and became our equity-method associates in the fourth quarter of the previous fiscal year, are not included in consolidated gross profit and general and administrative expenses but included in others as share of profit or loss of equity-method associates for the six months ended September 30, 2018.

Reconciliation of Segmental Results of Operations to Consolidated Income Statements

The figures provided in the tables above are calculated by aggregating the figures used for management reporting under Japanese GAAP for each segment. The total amount of consolidated net business profit that is calculated by each segment based on the internal managerial data is reconciled to profit before tax reported in the consolidated financial statements under IFRS as shown in the following table:

	For the six months ended September 30,
	2018	2017
	(In billions)
Consolidated net business profit	¥640.4	¥601.3
Differences between management reporting and Japanese GAAP:
Total credit costs	(5.0)	(34.1)
Gains on equity instruments	51.9	51.5
Extraordinary gains or losses and others	(12.1)	(6.7)

Profit before tax under Japanese GAAP	675.2	612.0

Differences between Japanese GAAP and IFRS:
Scope of consolidation	(2.7)	(3.7)
Derivative financial instruments	(45.7)	2.7
Investment securities	(18.1)	22.5
Loans and advances	(19.3)	(4.2)
Investments in associates and joint ventures	(17.3)	7.5
Property, plant and equipment	(1.1)	(0.8)
Lease accounting	(0.8)	(0.5)
Defined benefit plans	(25.8)	(6.1)
Foreign currency translation	(5.4)	(4.4)
Classification of equity and liability	6.0	5.0
Others	(3.6)	(12.7)

Profit before tax under IFRS	¥541.4	¥617.3

On April 1, 2018, the SMBC Group adopted IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and has not restated comparatives as permitted by IFRS 9 or IFRS 15. Therefore, the accounting standards under IFRS differ between the six months ended September, 2018 and 2017, when calculating the differences in profit before tax between Japanese GAAP and IFRS. See Note 2 “Summary of Significant Accounting Policies” for further information on accounting changes.

5	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

Derivative financial instruments include futures, forwards, swaps, options and other types of derivative contracts, which are transactions listed on exchanges or over-the-counter (“OTC”) transactions. In the normal course of business, the SMBC Group enters into a variety of derivatives for trading and risk management purposes. The SMBC Group uses derivatives for trading activities, which include facilitating customer transactions, market-making and arbitrage activities. The SMBC Group also uses derivatives to reduce its exposures to market and credit risks as part of its asset and liability management.

Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange rates, equities, bonds, commodities, credit spreads and other indices. The SMBC Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate swaps, interest rate options and interest rate futures. Currency derivatives include foreign exchange forward transactions, currency swaps and currency options.

The tables below represent the derivative financial instruments by type and purpose of derivatives at September 30, 2018 and March 31, 2018.

	At September 30, 2018
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥718,278,988	¥1,811,857	¥1,700,186	¥63,708,009	¥282,302	¥372,016
Futures	81,505,603	39,915	36,679	12,948,120	2,495	62
Listed Options	96,880,794	21,469	1,364	—	—	—
Forwards	37,641,234	5,500	5,576	—	—	—
Swaps	425,928,339	1,640,955	1,499,923	50,599,173	279,807	363,174
OTC Options	76,323,018	104,018	156,644	160,716	—	8,780
Currency derivatives	130,845,459	1,538,344	1,185,346	9,092,494	114,837	312,306
Futures	1,438	—	74	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	80,004,022	792,763	603,209	2,075,797	13,909	134,444
Swaps	43,011,034	649,268	486,158	7,016,697	100,928	177,862
OTC Options	7,828,965	96,313	95,905	—	—	—
Equity derivatives	3,641,732	89,222	132,462	44,909	—	4,857
Futures	1,121,127	12,011	30,903	—	—	—
Listed Options	1,625,525	51,469	74,934	—	—	—
Forwards	16,533	1,496	—	—	—	—
Swaps	111,315	1,164	4,594	44,909	—	4,857
OTC Options	767,232	23,082	22,031	—	—	—
Commodity derivatives	340,637	10,672	8,987	—	—	—
Futures	202,008	2,026	2,054	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	126,838	8,576	6,569	—	—	—
OTC Options	11,791	70	364	—	—	—
Credit derivatives	1,347,489	13,691	9,533	—	—	—

Total derivative financial instruments	¥854,454,305	¥3,463,786	¥3,036,514	¥72,845,412	¥397,139	¥689,179

	At March 31, 2018
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥676,464,541	¥1,771,745	¥1,639,850	¥69,550,646	¥300,376	¥333,182
Futures	78,295,049	28,689	28,871	18,269,263	5,534	1,167
Listed Options	66,989,307	4,538	722	—	—	—
Forwards	25,030,851	274	994	—	—	—
Swaps	429,498,805	1,651,945	1,500,361	51,131,039	294,842	329,446
OTC Options	76,650,529	86,299	108,902	150,344	—	2,569
Currency derivatives	120,282,459	1,439,993	1,293,900	7,986,176	283,248	112,322
Futures	689	—	19	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	74,380,475	759,993	708,645	1,866,249	49,440	24,929
Swaps	39,668,889	577,350	490,014	6,119,927	233,808	87,393
OTC Options	6,232,406	102,650	95,222	—	—	—
Equity derivatives	3,354,789	71,344	105,194	2,219	—	155
Futures	829,262	5,946	9,747	—	—	—
Listed Options	1,779,546	42,209	68,341	—	—	—
Forwards	7,564	745	208	—	—	—
Swaps	77,015	186	8,171	2,219	—	155
OTC Options	661,402	22,258	18,727	—	—	—
Commodity derivatives	161,539	6,516	4,948	—	—	—
Futures	20,902	402	464	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	128,467	6,052	3,974	—	—	—
OTC Options	12,170	62	510	—	—	—
Credit derivatives	1,320,297	12,049	8,465	—	—	—

Total derivative financial instruments	¥801,583,625	¥3,301,647	¥3,052,357	¥77,539,041	¥583,624	¥445,659

(1)

Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedging instruments under Japanese GAAP. Under IFRS, the SMBC Group applies hedge accounting only for net investments in foreign operations, and derivative financial instruments designated as hedging instruments are also categorized as “Risk Management.”

Hedge accounting

Hedges of net investments in foreign operations

The SMBC Group applies hedge accounting in order to reflect the effect of risk management activities on its consolidated financial statements to mitigate the foreign currency risk on exchange differences arising from the translation of net investments in foreign operations. The SMBC Group uses currency derivatives and foreign currency denominated financial liabilities as hedging instruments.

The effective portion of the gain or loss on the hedging instruments is recognized in other comprehensive income, whereas the ineffective portion of the gain or loss on the hedging instruments is recognized in net trading income in the consolidated income statements. The cumulative gain or loss recognized in other comprehensive income is recognized in the profit or loss on the disposal or partial disposal of the foreign operation.

The table represents the derivative financial instruments designated as hedging instruments at September 30, 2018 and March 31, 2018.

	At September 30, 2018			At March 31, 2018
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Currency derivatives	¥2,064,237	¥13,909	¥133,173	¥1,866,249	¥49,440	¥24,929

Note:

The carrying amounts of foreign currency denominated financial liabilities designated as hedging instruments at September 30, 2018 and March 31, 2018 were ¥198,635 million and ¥208,294 million, respectively.

There were no hedge ineffectiveness recognized in “Net trading income” for the six months ended September 30, 2018 and 2017.

6	INVESTMENT SECURITIES

The following tables show the amount of investment securities, which consist of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at September 30, 2018 and held-to-maturity investments and available-for-sale financial assets at March 31, 2018.

At September 30, 2018
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥300,338

Total debt instruments at amortized cost	¥300,338

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥5,475,519
Japanese municipal bonds	55,567
Japanese corporate bonds	319,947
Other debt instruments	25

Total domestic	5,851,058

Foreign:
U.S. Treasury and other U.S. government agency bonds	4,669,634
Bonds issued by other governments and official institutions	2,583,193
Mortgage-backed securities	499,465
Other debt instruments	211,419

Total foreign	7,963,711

Total debt instruments at fair value through other comprehensive income	¥13,814,769

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥4,238,604
Foreign equity instruments	442,081

Total equity instruments at fair value through other comprehensive income	¥4,680,685

Total investment securities	¥18,795,792

At March 31, 2018
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥372,459

Total held-to-maturity investments	¥372,459

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥7,685,303
Japanese municipal bonds	47,032
Japanese corporate bonds	296,601

Total domestic debt instruments	8,028,936
Equity instruments	5,161,734

Total domestic	13,190,670

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,246,646
Bonds issued by other governments and official institutions	2,187,450
Mortgage-backed securities	488,183
Other debt instruments	331,491

Total foreign debt instruments	6,253,770
Equity instruments	678,176

Total foreign	6,931,946

Total available-for-sale financial assets	¥20,122,616

Total investment securities	¥20,495,075

7	LOANS AND ADVANCES

The following table presents loans and advances at September 30, 2018 and March 31, 2018.

	At September 30, 2018				At March 31, 2018
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total	Total
	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥87,015,631	¥1,560,639	¥844,313	¥89,420,583	¥85,859,927

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(253,316)	(239,181)

Less: Allowance for loan losses	(168,216)	(99,301)	(338,889)	(606,406)	(491,676)

Carrying amount				¥88,560,861	¥85,129,070

Reconciliation of allowance for loan losses is as follows:

	For the six months ended September 30,
	2018	2017
	(In millions)
Allowance for loan losses at beginning of period(1)	¥651,620	¥680,456
Provision for loan losses	34,207	62,936
Charge-offs:
Domestic	67,924	71,519
Foreign	19,349	14,095

Total	87,273	85,614

Recoveries:
Domestic	4,854	5,031
Foreign	351	271

Total	5,205	5,302

Net charge-offs	82,068	80,312
Others(2)	2,647	4,878

Allowance for loan losses at end of period	¥606,406	¥667,958

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥153,167	¥128,347

Balance at end of period	¥146,952	¥123,888

Provision for loan losses	¥9,467	¥5,532

(1)

Allowance for loan losses at beginning of period for the six months ended September 30, 2018 is calculated under IFRS 9. For additional information, refer to Note 2 “Summary of Significant Accounting Policies.”

(2)	Others mainly include foreign exchange translations for the six months ended September 30, 2018 and 2017.

8	BORROWINGS

Borrowings at September 30, 2018 and March 31, 2018 consisted of the following:

	At September 30, 2018	At March 31, 2018
	(In millions)
Unsubordinated borrowings	¥9,444,200	¥9,158,844
Subordinated borrowings	279,788	279,749
Liabilities associated with securitization transactions	1,247,588	1,204,722
Lease obligations	8,962	9,166

Total borrowings	¥10,980,538	¥10,652,481

9	DEBT SECURITIES IN ISSUE

Debt securities in issue at September 30, 2018 and March 31, 2018 consisted of the following:

	At September 30, 2018	At March 31, 2018
	(In millions)
Commercial paper	¥2,736,066	¥2,467,645
Bonds	7,240,798	6,490,965
Subordinated bonds	1,630,483	1,610,507

Total debt securities in issue	¥11,607,347	¥10,569,117

10	PROVISIONS

The following table presents movements by class of provisions for the six months ended September 30, 2018.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2018	¥145,179	¥68,071 (1)	¥213,250
Additional provisions	—	2,762	2,762
Amounts used	(21,803)	(7,664)	(29,467)
Unused amounts reversed	—	(9,993)	(9,993)
Amortization of discount and effect of change in discount rate	(212)	77	(135)
Others	—	5	5

Balance at September 30, 2018	¥123,164	¥53,258	¥176,422

(1)

The balance of Other provisions at April 1, 2018 includes that of provisions for loan commitments which are calculated under IFRS 9. For additional information, refer to Note 2 “Summary of Significant Accounting Policies.”

Provision for Interest Repayment

Japan has two laws restricting interest rates on loans. The Interest Rate Restriction Act sets the maximum interest rates on loans ranging from 15% to 20%. The Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates capped the interest rate on loans at 29.2% up to June 2010. Interest rates on loans greater than the range of 15-20% but below the maximum allowable of 29.2% were called “gray zone interest,” and many consumer lending and credit card companies were charging interest in this zone.

In January 2006, judicial decisions strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest have increased, and consumer lending and credit card companies have recorded a provision for claims for refunds of gray zone interest.

In December 2006, the Government of Japan made amendments to laws regulating money lenders to implement regulatory reforms affecting the consumer finance industry. As a result, in June 2010, the maximum legal interest rates on loans were reduced to the range of 15-20%, and gray zone interest was abolished.

The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. The timing of the settlement of these claims is uncertain.

For the six months ended September 30, 2018, the provision for interest repayment decreased primarily due to the use of the provision.

Other Provisions

Other provisions include asset retirement obligations and provisions for loan commitments, reimbursement of deposits, point programs, product warranties and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at September 30, 2018 and April 1, 2018.

11	SHAREHOLDERS’ EQUITY

Common Stock

The number of issued shares of common stock and common stock held by the Company at September 30, 2018 and March 31, 2018 was as follows:

	At September 30, 2018	At March 31, 2018
Shares outstanding	1,399,401,420	1,414,443,390
Shares in treasury	3,798,087	3,884,968

The total number of authorized shares of common stock was 3,000 million at September 30, 2018 and March 31, 2018 with no stated value.

On May 14, 2018, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 20,000,000 shares of its common stock and (ii) an aggregate of ¥70 billion between May 15, 2018 and July 31, 2018. On June 19, 2018, the Company completed the repurchase, acquiring 15,368,300 shares of its common stock for ¥70 billion in aggregate. The Company cancelled all of the repurchased shares on August 20, 2018.

Preferred Stock

The following table shows the number of shares of preferred stock at September 30, 2018 and March 31, 2018.

	At September 30, 2018		At March 31, 2018
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

12	NON-CONTROLLING INTERESTS AND EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS

Non-controlling interests

Non-controlling interests at September 30, 2018 and March 31, 2018 consisted of the following:

	At September 30, 2018	At March 31, 2018
	(In millions)
Preferred securities issued by subsidiaries	¥586,630	¥730,153
Others	546,877	502,827

Total non-controlling interests	¥1,133,507	¥1,232,980

Preferred securities issued by subsidiaries consisted of the following:

	Redemption at the option of Issuer(1)	At September 30, 2018	At March 31, 2018
		(In millions)
SMFG Preferred Capital USD 3 Limited (non-cumulative step-up perpetual preferred securities)	July 2018	—	143,438
SMFG Preferred Capital GBP 2 Limited (non-cumulative step-up perpetual preferred securities)	January 2029	37,130	37,215
SMFG Preferred Capital JPY 2 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2019	113,000	113,000
Series B (non-cumulative perpetual preferred securities)	July 2019	140,000	140,000
Series E (non-cumulative perpetual preferred securities)	July 2019	33,000	33,000
SMFG Preferred Capital JPY 3 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2020	99,000	99,000
Series B (non-cumulative perpetual preferred securities)	January 2020	164,500	164,500

Preferred securities issued by subsidiaries		¥586,630	¥730,153

(1)

Subject to the prior approval of the Financial Services Agency of Japan (“FSA”), preferred securities are redeemable at any dividend payment date on and after a specific month in principle and the month shown in this column is such a specific month of each preferred security.

Equity attributable to other equity instruments holders

Equity attributable to other equity instruments holders at September 30, 2018 and March 31, 2018 consisted of the following:

	At September 30, 2018	At March 31, 2018
	(In millions)
Perpetual subordinated bonds	¥599,728	¥599,522

Total equity attributable to other equity instruments holders	¥599,728	¥599,522

SMFG issued perpetual subordinated bonds, which are Basel III-compliant Additional Tier 1 capital instruments and are classified as equity under IFRS.

The bonds bear a fixed rate of interest until the first call date. After the first call date, they will bear floating rate of interest unless they are redeemed. SMFG may at any time and in its sole discretion, elect to cancel any interest payment. If cancelled, interest payments are non-cumulative and will not increase to compensate for any short-fall in interest payments in any previous year.

These bonds are undated, have no final maturity date and may be redeemed at SMFG’s option, in whole, but not in part, on the first call date or any interest payment dates thereafter subject to prior confirmation of the FSA.

The principal amount of the bonds may be written down upon the occurrence of certain trigger events. For example, if the Common Equity Tier 1 capital ratio falls below 5.125% (“Capital Ratio Event”), the principal amount required to fully restore the Common Equity Tier 1 capital ratio above 5.125% will be written down.

The principal amount of the bonds which has been written down due to a Capital Ratio Event may be reinstated at SMFG’s option, subject to prior confirmation of the FSA that the Common Equity Tier 1 capital ratio remains at a sufficiently high level after giving effect to such reinstatement.

13	FEE AND COMMISSION INCOME

Fee and commission income for the six months ended September 30, 2018 and 2017 consisted of the following:

	For the six months ended September 30,
	2018	2017
	(In millions)
Loans	¥55,965	¥52,379
Credit card business	132,106	135,402
Guarantees	31,527	30,853
Securities-related business	71,944	60,714
Deposits	6,196	8,119
Remittances and transfers	68,910	69,474
Safe deposits	2,301	2,832
Trust fees	2,169	1,864
Investment trusts	70,294	70,003
Agency	6,206	8,329
Others	86,183	90,037

Total fee and commission income	¥533,801	¥530,006

Fee and commission income can be mainly disaggregated into credit card business, securities-related business, investment trusts, remittances and transfers and loans by types of services. Fees obtained through credit card business principally arise in the Retail Business Unit. Fees obtained through securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit and the International Business Unit. Fees and commissions obtained through investment trusts principally arise in the Retail Business Unit and Head office account and others, which include the investment advisory and investment trust management businesses. Remittance and transfer fees principally arise in the Wholesale Business Unit, the Retail Business Unit and the International Business Unit. Loan transaction fees principally arise in the Wholesale Business Unit and the International Business Unit.

14	IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges (reversals) on financial assets for the six months ended September 30, 2018 and 2017 consisted of the following:

	For the six months ended September 30,
	2018(1)	2017(2)
	(In millions)
Loans and advances	¥34,207	¥62,936
Loan commitments	(9,435)	—
Financial guarantees	487	—
Investment securities(3)	1	4,056

Total impairment charges on financial assets	¥25,260	¥66,992

(1)	For the six months ended September 30, 2018, impairment charges on the financial assets above are determined in accordance with IFRS 9.
(2)

For the six months ended September 30, 2017, impairment charges on loans and advances and investment securities were determined in accordance with IAS 39, while losses for loan commitments and financial guarantee contracts were determined in accordance with IAS 37.

(3)	Investment securities, which were formerly available-for-sale financial assets under IAS 39, include debt instruments measured at FVOCI and those measured at amortized cost under IFRS 9.

15	EARNINGS PER SHARE

The following table shows the income and share data used in the basic and diluted earnings per share calculations for the six months ended September 30, 2018 and 2017.

	For the six months ended September 30,
	2018	2017
	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of SMFG	¥357,436	¥426,002
Weighted average number of common stock in issue (in thousands of shares)	1,399,599	1,410,334

Basic earnings per share	¥255.38	¥302.06

Diluted:
Profit attributable to the common shareholders of SMFG	¥357,436	¥426,002
Impact of dilutive potential ordinary shares issued by subsidiaries	(10)	(1)

Net profit used to determine diluted earnings per share	¥357,426	¥426,001

Weighted average number of common stock in issue (in thousands of shares)	1,399,599	1,410,334
Adjustments for stock options (in thousands of shares)	942	1,083

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,400,541	1,411,417

Diluted earnings per share	¥255.21	¥301.83

16	DIVIDENDS PER SHARE

The dividends recognized by the SMBC Group for the six months ended September 30, 2018 and 2017 were as follows:

	Per share	Aggregate amount
	(In yen)	(In millions)
Dividends on common stock for the six months ended September 30,
2018	¥90	¥126,950
2017	¥75	¥105,752

On November 13, 2018, the board of directors approved a dividend of ¥85 per share of common stock totaling ¥118,626 million in respect of the six months ended September 30, 2018. The consolidated financial statements for the six months ended September 30, 2018 do not include this dividend payable.

17	CONTINGENCY AND CAPITAL COMMITMENTS

Legal Proceedings

The SMBC Group is engaged in various legal proceedings in Japan and a number of overseas jurisdictions, involving claims by and against it, which arise in the normal course of business. The SMBC Group does not expect that the outcome of these proceedings will have a significant adverse effect on the consolidated financial statements of the SMBC Group. The SMBC Group has recorded adequate provisions with respect to litigation arising out of normal business operations. The SMBC Group has not disclosed any contingent liability associated with these legal actions because it cannot reliably be estimated.

Capital Commitments

At September 30, 2018 and March 31, 2018, the SMBC Group had ¥57,719 million and ¥2,626 million, respectively, of contractual commitments to acquire property, plant and equipment. In addition, the SMBC Group had ¥383 million and ¥383 million of contractual commitments to acquire intangible assets, such as software at September 30, 2018 and March 31, 2018, respectively. The SMBC Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

Loan Commitments and Financial Guarantees and Other Credit-related Contingent Liabilities

Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. However, since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which the SMBC Group can reject an application from customers or reduce the contract amounts in cases where economic conditions change, the SMBC Group needs to secure claims, or some other significant event occurs.

Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at September 30, 2018 and March 31, 2018.

	At September 30, 2018	At March 31, 2018
	(In millions)
Loan commitments	¥62,410,570	¥60,107,128
Financial guarantees and other credit-related contingent liabilities	9,144,296	8,426,245

Total	¥71,554,866	¥68,533,373

18	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Accounting policies and the valuation process of fair value measurement for the six months ended September 30, 2018 are consistent with those described in Note 43 “Fair Value of Financial Assets and Liabilities” of the SMBC Group’s consolidated financial statements for the fiscal year ended March 31, 2018.

Fair Value Hierarchy

The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at September 30, 2018 and March 31, 2018. The three levels of the fair value hierarchy are as follows:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date (Level 1);

•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2); and

•	significant unobservable inputs for the asset or liability (Level 3).

	At September 30, 2018
	Level 1(1)	Level 2(1)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,088,180	¥457,486	¥—	¥2,545,666
Equity instruments	457,658	18	—	457,676

Total trading assets	2,545,838	457,504	—	3,003,342

Derivative financial instruments:
Interest rate derivatives(2)	63,879	2,036,133	252	2,100,264
Currency derivatives(2)	—	1,658,776	13	1,658,789
Equity derivatives	63,480	22,872	2,870	89,222
Commodity derivatives	2,026	8,646	—	10,672
Credit derivatives	—	8,217	5,474	13,691

Total derivative financial instruments	129,385	3,734,644	8,609	3,872,638

Financial assets at fair value through profit or loss:
Debt instruments(2)(3)	247,591	2,200,571	554,373	3,002,535
Equity instruments	1,822	230	19,153	21,205

Total financial assets at fair value through profit or loss	249,413	2,200,801	573,526	3,023,740

Investment securities at fair value through other comprehensive income:
Japanese government bonds	5,475,519	—	—	5,475,519
U.S. Treasury and other U.S. government agency bonds	4,669,634	—	—	4,669,634
Other debt instruments	770,278	2,899,338	—	3,669,616

Total debt instruments	10,915,431	2,899,338	—	13,814,769

Equity instruments(2)	4,283,518	16,905	454,442	4,754,865

Total investment securities at fair value through other comprehensive income	15,198,949	2,916,243	454,442	18,569,634

Total	¥18,123,585	¥9,309,192	¥1,036,577	¥28,469,354

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,615,466	¥60,986	¥—	¥1,676,452
Equity instruments	72,740	102,037	—	174,777

Total trading liabilities	1,688,206	163,023	—	1,851,229

Derivative financial instruments:
Interest rate derivatives(2)	38,105	2,040,351	5	2,078,461
Currency derivatives(2)	75	1,498,112	12	1,498,199
Equity derivatives	105,837	31,482	—	137,319
Commodity derivatives	2,054	6,933	—	8,987
Credit derivatives	—	8,888	645	9,533

Total derivative financial instruments	146,071	3,585,766	662	3,732,499

Others(4)	—	(18,704)	(392)	(19,096)

Total	¥1,834,277	¥3,730,085	¥270	¥5,564,632

	At March 31, 2018
	Level 1(1)	Level 2(1)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,424,460	¥416,688	¥—	¥2,841,148
Equity instruments	307,942	20,033	—	327,975

Total trading assets	2,732,402	436,721	—	3,169,123

Derivative financial instruments:
Interest rate derivatives(5)	38,760	2,033,894	—	2,072,654
Currency derivatives(5)	—	1,724,387	14	1,724,401
Equity derivatives	48,154	21,310	1,880	71,344
Commodity derivatives	402	6,114	—	6,516
Credit derivatives	—	7,382	4,667	12,049

Total derivative financial instruments	87,316	3,793,087	6,561	3,886,964

Financial assets at fair value through profit or loss:
Debt instruments	—	1,518,778	10,143	1,528,921
Equity instruments	541	153	18,057	18,751

Total financial assets at fair value through profit or loss	541	1,518,931	28,200	1,547,672

Available-for-sale financial assets:
Japanese government bonds	7,685,303	—	—	7,685,303
U.S. Treasury and other U.S. government agency bonds	3,246,646	—	—	3,246,646
Other debt instruments	700,500	2,650,103	154	3,350,757
Equity instruments(5)	4,307,274	797,166	844,352	5,948,792

Total available-for-sale financial assets	15,939,723	3,447,269	844,506	20,231,498

Others(6)	—	7,942	—	7,942

Total	¥18,759,982	¥9,203,950	¥879,267	¥28,843,199

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,948,602	¥60,109	¥—	¥2,008,711
Equity instruments	33,174	102,014	—	135,188

Total trading liabilities	1,981,776	162,123	—	2,143,899

Derivative financial instruments:
Interest rate derivatives(5)	30,760	1,947,673	—	1,978,433
Currency derivatives(5)	19	1,406,759	14	1,406,792
Equity derivatives	78,088	27,261	—	105,349
Commodity derivatives	464	4,484	—	4,948
Credit derivatives	—	8,043	422	8,465

Total derivative financial instruments	109,331	3,394,220	436	3,503,987

Others(6)	—	6,659	833	7,492

Total	¥2,091,107	¥3,563,002	¥1,269	¥5,655,378

(1)

Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the six months ended September 30, 2018 and for the fiscal year ended March 31, 2018.

(2)

Interest rate derivatives and currency derivatives presented as derivative financial instruments (financial assets) include those at SMFL, which are reclassified as assets held for sale, of ¥6,105 million and ¥5,608 million, respectively. These derivative financial instruments are categorized within Level 2. Debt instruments which are presented as financial assets at fair value through profit or loss include those at SMFL, which are reclassified as assets held for sale, of which ¥1,169 million, ¥5,284 million, and ¥28,647 million are categorized within Level 1, Level 2 and Level 3, respectively. Equity instruments which are presented as investment securities at fair value through other comprehensive income include those at SMFL, which are reclassified as assets held for sale, of which ¥57,786 million and ¥16,394 million are categorized within Level 1 and Level 3, respectively. Interest rate derivatives and currency derivatives presented as derivative financial instruments (financial liabilities) include those at SMFL, which are reclassified as liabilities directly associated with the assets held for sale, of ¥6,259 million and ¥547 million, respectively. These derivative financial instruments are categorized within Level 2.
(3)

Since the adoption of IFRS 9, certain loans and advances, which were not carried at fair value and presented as “Loans and advances” on the SMBC Group’s consolidated statements of financial position under IAS 39 at March 31, 2018, have been carried at fair value and presented as “Financial assets at fair value through profit or loss—Debt instruments.”

(4)

At September 30, 2018, derivatives embedded in financial liabilities are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others, while the remaining are presented within the same category as the host contract. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as liabilities to be consistent with the host contract. The separated embedded derivatives are measured at fair value using the valuation techniques described in “Derivative financial instruments” in Note 43 “Fair Value of Financial Assets and Liabilities” of the SMBC Group’s consolidated financial statements for the fiscal year ended March 31, 2018.

(5)

Interest rate derivatives and currency derivatives presented as derivative financial instruments (financial assets) include those at SMFL, which are reclassified as assets held for sale, of ¥533 million and ¥1,160 million, respectively. These derivative financial instruments are categorized within Level 2. Equity instruments which are presented as available-for-sale financial assets include those at SMFL, which are reclassified as assets held for sale, of which ¥56,447 million, ¥5,225 million and ¥47,210 million are categorized within Level 1, Level 2 and Level 3, respectively. Interest rate derivatives and currency derivatives presented as derivative financial instruments (financial liabilities) include those at SMFL, which are reclassified as liabilities directly associated with the assets held for sale, of ¥5,401 million and ¥570 million, respectively. These derivative financial instruments are categorized within Level 2.

(6)

At March 31, 2018, derivatives embedded in financial assets or liabilities are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In this table, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others, while the remaining are presented within the same category as the host contract. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract. The separated embedded derivatives are measured at fair value using the valuation techniques described in “Derivative financial instruments” in Note 43 “Fair Value of Financial Assets and Liabilities” of the SMBC Group’s consolidated financial statements for the fiscal year ended March 31, 2018.

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the six months ended September 30, 2018 and 2017.

		Total gains (losses)								Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2018
	At April 1, 2018(1)	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Settlements(2)	Transfers into Level 3(3)	Transfers out of Level 3(3)	At September 30, 2018
	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥—	¥180	¥—	¥72	¥(5)	¥—	¥—	¥—	¥247	¥180
Currency derivatives—net	—	1	—	—	—	—	—	—	1	1
Equity derivatives—net	1,880	1,839	—	471	(1,320)	—	—	—	2,870	1,344
Credit derivatives—net	4,245	2,854	232	—	—	(2,502)	—	—	4,829	2,857

Total derivative financial instruments—net	6,125	4,874	232	543	(1,325)	(2,502)	—	—	7,947	4,382

Financial assets at fair value through profit or loss:
Debt instruments(4)	536,357	27,358	37	89,273	(60,697)	(37,955)	—	—	554,373	22,141
Equity instruments	16,981	270	—	2,604	(177)	(110)	74	(489)	19,153	210

Total financial assets at fair value through profit or loss	553,338	27,628	37	91,877	(60,874)	(38,065)	74	(489)	573,526	22,351

Investment securities at fair value through other comprehensive income:
Debt instruments	154	—	—	—	—	—	—	(154)	—	—
Equity instruments(4)	479,975	—	(20,676)	3,200	(5,928)	(643)	—	(1,486)	454,442	—

Total investment securities at fair value through other comprehensive income	480,129	—	(20,676)	3,200	(5,928)	(643)	—	(1,640)	454,442	—

Others(5)—liabilities:	(833)	1,183	—	—	—	—	42	—	392	1,154

Total	¥1,038,759	¥33,685	¥(20,407)	¥95,620	¥(68,127)	¥(41,210)	¥116	¥(2,129)	¥1,036,307	¥27,887

		Total gains (losses)								Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2017
	At April 1, 2017	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Settlements(2)	Transfers into Level 3(3)	Transfers out of Level 3(3)	At September 30, 2017
	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥2	¥39	¥—	¥43	¥—	¥—	¥—	¥—	¥84	¥41
Currency derivatives—net	1	(5)	—	—	—	—	—	—	(4)	(5)
Equity derivatives—net	1,327	127	—	218	(763)	—	—	—	909	198
Credit derivatives—net	2,731	6,273	52	—	—	(3,220)	—	—	5,836	6,273

Total derivative financial instruments—net	4,061	6,434	52	261	(763)	(3,220)	—	—	6,825	6,507

Financial assets at fair value through profit or loss:
Debt instruments	12,053	(1,424)	—	—	—	(95)	—	—	10,534	(1,424)
Equity instruments	14,286	(317)	—	2,021	(46)	(34)	—	(766)	15,144	(346)

Total financial assets at fair value through profit or loss	26,339	(1,741)	—	2,021	(46)	(129)	—	(766)	25,678	(1,770)

Available-for-sale financial assets:
Debt instruments	526	(9)	(1)	—	—	(210)	—	—	306	(9)
Equity instruments(6)	836,252	(1,268)	44,076	27,808	(1,043)	(37,047)	624	(278)	869,124	(2,122)

Total available-for-sale financial assets	836,778	(1,277)	44,075	27,808	(1,043)	(37,257)	624	(278)	869,430	(2,131)

Others(5)—liabilities:	303	(1,358)	—	—	—	—	—	—	(1,055)	(1,771)

Total	¥867,481	¥2,058	¥44,127	¥30,090	¥(1,852)	¥(40,606)	¥624	¥(1,044)	¥900,878	¥835

(1)	Changes arising from reclassification and any associated remeasurement have been made to reflect the adoption of IFRS 9.
(2)

For the six months ended September 30, 2018, settlements for equity instruments include receipt of cash distributions which represent a return of equity instruments. For the six months ended September 30, 2017, settlements for equity instruments include redemption of preferred stocks, receipt of cash distributions which represent a return of investment, and reclassification from available-for-sale equity instruments under IAS 39 to investments in associates and joint ventures as a result of applying the equity method.

(3)

Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. For the six months ended September 30, 2018 and 2017, transfers out of Level 3 amounted to ¥2,129 million and ¥1,044 million, respectively. These transfers out of Level 3 are primarily due to an increase in observability of certain private equity investments.

(4)

Debt instruments which are presented as financial assets at fair value through profit or loss, and equity instruments which are presented as investment securities at fair value through other comprehensive income include those at SMFL, which are reclassified as assets held for sale.

(5)

Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

(6)	Equity instruments which are presented as available-for-sale financial assets include those at SMFL, which are reclassified as assets held for sale.

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at September 30, 2018 and 2017 by line item of the consolidated income statements.

	Total gains (losses) included in profit or loss for the six months ended September 30,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30,
	2018	2017	2018	2017
	(In millions)
Net interest income	¥859	¥539	¥782	¥471
Net trading income	5,198	4,528	4,754	4,256
Net income (loss) from financial assets at fair value through profit or loss	27,628	(1,741)	22,351	(1,770)
Net investment income	—	854	—	—
Impairment charges on financial assets	—	(2,122)	—	(2,122)

Total	¥33,685	¥2,058	¥27,887	¥835

Valuation Techniques

Valuation techniques are consistent with those described in Note 43 “Fair Value of Financial Assets and Liabilities” of the SMBC Group’s consolidated financial statements for the fiscal year ended March 31, 2018.

Significant Unobservable Inputs

The following tables present quantitative information about significant unobservable inputs used in fair value measurement for Level 3 financial assets and liabilities at September 30, 2018 and March 31, 2018. Qualitative information about significant unobservable inputs is generally consistent with those described in Note 43 “Fair Value of Financial Assets and Liabilities” of the SMBC Group’s consolidated financial statements for the fiscal year ended March 31, 2018.

	At September 30, 2018
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Derivative financial instruments:
Interest rate derivatives	¥252	Option model	Interest rate volatility	2%-5%
			Interest rate to interest rate correlation	34%-100%
Currency derivatives	13	Option model	Foreign exchange volatility	8%-14%
Equity derivatives	2,870	Option model	Equity volatility	14%-90%
			Equity to equity correlation	45%-94%
			Quanto correlation	(14)%-0%
Credit derivatives	5,474	CDO pricing model	Additional withdrawal ratio	48%
		Credit Default model	Quanto correlation	15%-90%
Financial assets at fair value through profit or loss:
Debt instruments(3)(4)	554,373	Monte Carlo Simulation	Equity volatility	7%-49%
		DCF model	Probability of default rate	0%-43%
			Loss given default rate	20%-100%
		Net asset value(5)	—	—
Equity instruments	19,153	Market multiples	Price/Earnings multiple	7.5x-10.5x
			EV/EBITDA multiple	7.3x
			Liquidity discount	0%-20%
		See note (2) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments(4)	454,442	Market multiples	Price/Book value multiple	0.3x-2.6x
			Price/Earnings multiple	9.5x-34.1x
			EV/EBITDA multiple	4.2x-17.3x
			Liquidity discount	20%
		See note (2) below	—	—
Financial liabilities:
Derivative financial instruments:
Interest rate derivatives	¥5	Option model	Interest rate volatility	4%
Currency derivatives	12	Option model	Foreign exchange volatility	8%-14%
Credit derivatives	645	Credit Default model	Quanto correlation	20%-30%
Others(6)	(392)	Option model	Equity volatility	23%-53%
			Equity to equity correlation	43%-94%
			Interest rate to interest rate correlation	21%-100%
			Quanto correlation	(8)%-50%
		Credit Default model	Quanto correlation	15%-90%

	At March 31, 2018
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Derivative financial instruments:
Currency derivatives	¥14	Option model	Foreign exchange volatility	10%-14%
Equity derivatives	1,880	Option model	Equity volatility	11%-52%
			Equity to equity correlation	45%-94%
Credit derivatives	4,667	CDO pricing model	Additional withdrawal ratio	48%
		Credit Default model	Quanto correlation	15%-90%
Financial assets at fair value through profit or loss:
Debt instruments	10,143	Monte Carlo Simulation	Equity volatility	12%-25%
Equity instruments	18,057	Market multiples	Price/Earnings multiple	8.3x-19.5x
			EV/EBITDA multiple	8.7x
			Liquidity discount	0%-20%
		See note (2) below	—	—
Available-for-sale financial assets:
Debt instruments	154	DCF model	Discount margin	8%
Equity instruments(7)	844,352	Market multiples	Price/Book value multiple	0.3x-2.4x
			Price/Earnings multiple	11.7x-31.4x
			EV/EBITDA multiple	5.4x-16.8x
			Liquidity discount	20%
		Monte Carlo Simulation	Equity volatility	42%-51%
		Net asset value(5)	—	—
		See note (2) below	—	—
Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥14	Option model	Foreign exchange volatility	10%-14%
Credit derivatives	422	Credit Default model	Quanto correlation	20%-30%
Others(6)	833	Option model	Equity volatility	23%-38%
			Equity to equity correlation	45%-94%
			Interest rate to interest rate correlation	31%-100%
		Credit Default model	Quanto correlation	15%-90%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)

Fair values of certain equity instruments such as unlisted stocks are estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors. A range of key inputs is not provided in the table as it is not practical to do so given the nature of such valuation techniques.

(3)

Probability of default and loss given default rates are used as significant unobservable inputs in the DCF model for fair value measurement of certain loans and advances included in financial assets at fair value through profit or loss after the adoption of IFRS 9. Probability of default rate represents the probability of default that reflects the counterparty’s credit risk while loss given default rate represents the loss expected in the event of default. Those are estimated based on historical experiences. In general, a significant increase in probability of default rate or loss given default rate in isolation would result in a significantly lower fair value measurement.

(4)

Debt instruments which are presented as financial assets at fair value through profit or loss, and equity instruments which are presented as investment securities at fair value through other comprehensive income include those at SMFL, which are reclassified as assets held for sale.

(5)	The SMBC Group has determined that the net asset value represents fair values of certain investment funds.
(6)

Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

(7)	Equity instruments which are presented as available-for-sale financial assets include those at SMFL, which are reclassified as assets held for sale.

Sensitivity Analysis

The fair values of certain financial assets and liabilities are measured using valuation techniques based on inputs such as prices and rates that are not observable in the market. The following tables present the impact of the valuation sensitivity, if these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value. Qualitative information about sensitivity to changes in significant unobservable inputs is generally consistent with those described in Note 43 “Fair Value of Financial Assets and Liabilities” of the SMBC Group’s consolidated financial statements for the fiscal year ended March 31, 2018.

	At September 30, 2018
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
			(In millions)
Financial assets:
Derivative financial instruments:
Interest rate derivatives	¥252	¥101	¥32	¥—	¥—
Currency derivatives	13	39	1	—	—
Equity derivatives	2,870	393	309	—	—
Credit derivatives	5,474	3,469	9,122	—	—
Financial assets at fair value through profit or loss:
Debt instruments(1)(2)	554,373	1,942	10,289	—	—
Equity instruments	19,153	1,674	1,650	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments(2)	454,442	—	—	16,988	15,194

Financial liabilities:
Derivative financial instruments:
Interest rate derivatives	¥5	¥5	¥12	¥—	¥—
Currency derivatives	12	1	41	—	—
Credit derivatives	645	36	36	—	—
Others(3)	(392)	1,551	3,412	—	—

	At March 31, 2018
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Financial assets:
Derivative financial instruments:
Currency derivatives	¥14	¥80	¥1	¥—	¥—
Equity derivatives	1,880	271	310	—	—
Credit derivatives	4,667	4,515	11,765	—	—
Financial assets at fair value through profit or loss:
Debt instruments	10,143	278	—	—	—
Equity instruments	18,057	361	336	—	—
Available-for-sale financial assets:
Debt instruments	154	—	—	4	2
Equity instruments(4)	844,352	—	—	26,835	25,290

Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥14	¥2	¥80	¥—	¥—
Credit derivatives	422	35	35	—	—
Others(3)	833	1,375	3,090	—	—

(1)

Probability of default and loss given default rates are the significant unobservable inputs used for the fair value measurement of certain loans and advances included in financial assets at fair value through profit or loss after the adoption of IFRS 9. The impact resulting from using a reasonable range of those inputs is estimated where it is expected to be significant.

(2)

Debt instruments which are presented as financial assets at fair value through profit or loss, and equity instruments which are presented as investment securities at fair value through other comprehensive income include those at SMFL, which are reclassified as assets held for sale.

(3)

Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

(4)	Equity instruments which are presented as available-for-sale financial assets include those at SMFL, which are reclassified as assets held for sale.

Financial Assets and Liabilities Not Carried at Fair Value

The table below presents the carrying amounts and fair values of financial assets and liabilities not carried at fair value on the SMBC Group’s consolidated statements of financial position at September 30, 2018 and March 31, 2018.

		At September 30, 2018		At March 31, 2018
	Notes	Carrying amount	Fair value	Carrying amount	Fair value
		(In millions)
Financial assets:
Cash and deposits with banks	a	¥56,793,422	¥56,792,841	¥54,696,069	¥54,708,231
Call loans and bills bought:
Call loans	a	2,355,346	2,356,678	1,858,802	1,859,176
Bills bought	a	5,419	5,419	23,078	23,051
Reverse repurchase agreements and cash collateral on securities borrowed	a	9,691,156	9,690,946	8,491,703	8,491,858
Investment securities:
Debt instruments at amortized cost	b	300,338	301,425	372,459	374,597
Loans and advances	a	88,560,861	91,060,929	85,129,070	87,538,646
Other financial assets	a	3,765,020	3,761,578	3,598,642	3,595,216
Financial assets included in assets held for sale	a	3,127,030	3,258,205	3,098,196	3,224,902

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥87,054,137	¥87,054,007	¥84,121,443	¥84,121,124
Other deposits	c	44,603,641	44,598,870	44,340,084	44,339,583
Call money and bills sold:
Call money	c	2,013,278	2,013,272	1,190,929	1,190,936
Bills sold	c	—	—	—	—
Repurchase agreements and cash collateral on securities lent	c	13,693,129	13,693,129	12,022,593	12,022,593
Borrowings	c	10,980,538	11,089,724	10,652,481	10,761,610
Debt securities in issue	c	11,607,347	11,741,443	10,569,117	10,767,745
Other financial liabilities	c	6,487,134	6,487,098	6,691,042	6,691,016
Financial liabilities included in liabilities directly associated with the assets held for sale	c	3,511,868	3,519,909	3,371,556	3,380,139

Notes:

a.	(i)	The carrying amounts of deposits with banks without maturity and loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Financial assets with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Financial assets with a remaining maturity of more than six months: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.
Note that some of the financial assets in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract at March 31, 2018.

b.	The fair values for debt instruments at amortized cost are determined using quoted prices in active markets.
c.	(i)	The carrying amounts of demand deposits and deposits without maturity represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Financial liabilities with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Financial liabilities with a remaining maturity of more than six months: The fair values are, in principle, based on the present values of future cash flows calculated using the refinancing rate applied to the same type of instruments for similar remaining maturities. The fair values of debt securities in issue are based on the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMBC and publicly offered subordinated bonds published by securities firms.
Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract at September 30, 2018 and March 31, 2018.

19	EVENT AFTER THE STATEMENT OF FINANCIAL POSITION DATE

Changes in principal subsidiaries, associates and joint ventures

On November 28, 2018, based on the final agreement concerning the reorganization of the SMBC Group’s joint leasing partnership announced in March 2018, the SMBC Group transferred a portion of its shares of Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), a company jointly owned by the SMBC Group and Sumitomo Corporation (“Sumitomo Corp”), to SMFL. Upon the share transfer, the SMBC Group’s equity interest in SMFL decreased from 60% to 50% while Sumitomo Corp’s equity interest increased from 40% to 50%. As a result, SMFL ceased to be the SMBC Group’s consolidated subsidiary and became the SMBC Group’s joint venture, and SMFL’s consolidated subsidiaries SMBC Aviation Capital Limited and SMFL Capital Company, Limited became the SMBC Group’s equity-method investees.

The number and price of shares transferred to SMFL were 18,500,749 shares and ¥171.4 billion, respectively. The impact on the SMBC Group’s consolidated financial statements is not determined since the above price of shares may be adjusted based on factors such as changes in SMFL’s financial data.

The SMBC Group had classified the assets and liabilities of SMFL as held for sale since the fiscal year ended March 31, 2018.